UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 10/23/12

December 13, 2012

John W. White
Cravath, Swaine & Moore LLP
JWhite@cravath.com

Act: 1934
Section: 14
Rule: 14a-8
Public
Availability: 12/13/12

Re: The Walt Disney Company
Incoming letter dated October 23, 2012

Dear Mr. White:

This is in response to your letters dated October 23, 2012 and December 4, 2012 concerning the shareholder proposal submitted to Disney by Legal & General Assurance (Pensions Management) Limited. We also have received a letter on the proponent's behalf dated November 9, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

December 13, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Walt Disney Company
Incoming letter dated October 23, 2012

The proposal requests that the board of directors adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CRAVATH, SWAINE & MOORE LLP

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825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
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CITYPOINT
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WRITER'S DIRECT DIAL NUMBER

(212) 474-1732

December 4, 2012

<u>The Walt Disney Company</u>
<u>Shareholder Proposal of Legal & General Assurance</u>
<u>(Pensions Management) Limited</u>
<u>Securities Exchange Act of 1934 Rule 14a-8</u>

Ladies and Gentlemen:

We write on behalf of our client, the Walt Disney Company ("Disney") in response to the letter sent by counsel for Legal & General Assurance (Pensions Management) Limited (the "Proponent") dated November 9, 2012 (the "Response Letter"), itself responding to our letter of October 23, 2012 (the "No-Action Letter Request"). In the No-Action Letter Request, we requested that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that Disney may properly exclude the shareholder proposal and supporting statement previously submitted by the Proponent (the "Proposal") from Disney's proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials"). Copies of the No-Action Letter Request and the Response Letter are attached hereto as Exhibits I and II, respectively.

Despite the arguments of the Proponent's counsel, we continue to believe and respectfully ask the Staff to concur with our view that Disney may properly exclude the Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(j), we have submitted this letter and its attachments via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we have also simultaneously sent a copy of this letter and its attachments to the Proponent and Proponent's counsel via e-mail and by overnight courier.

I. <u>The Response Letter Fails to Mitigate the Deficiencies of the Proposal.</u>

The Response Letter asserts that the Proposal is a "garden-variety 'proxy access' proposal that asks Disney to adopt a bylaw under which holders of at least three percent of Disney's outstanding shares for three years may nominate candidates for the board of directors and have those candidates included in the company-prepared proxy materials." As the Staff is well aware, however, there is no such thing as a "garden-variety proxy access" proposal, at least not in 2012. The Proponent's summary of the Proposal above does not provide effective guidance for the Board to craft – or shareholders to understand – a proxy access regime that would meet the objectives apparently contemplated by the Proponent.

As evidenced by the fact that the text of the former Rule 14a-11 took up almost 20 pages in the Commission's adopting Release, the details of how a particular proxy access regime is to be implemented – beyond the broad contours of a 3% stock ownership for three years structure, as the Proponent has here proposed – are both critical and essential. The Proponent may wish that the Commission's Rule 14a-11 had not been struck down by the D.C. Circuit, as proxy access proponents and public companies are now left to muddle through a largely undefined private ordering landscape. But the absence of established default rules and definitive Commission guidance does not excuse proponents from themselves providing those missing details in seeking to impose on a company their own privately ordered proxy access regime. If anything, it makes such clarity all the more important.

We are not saying that a valid proxy access proposal would need 20 pages, or even that the Proponent could not achieve this in the 500 words allowed by Rule 14a-8. In the year and a half since Rule 14a-11 was struck down, other shareholder proponents at other companies have submitted appropriately crafted proxy access proposals that have met with the Staff's approval in terms of compliance with the requirements of Rule 14a-8. With that as the starting point, it is possible for a shareholder proponent to provide the requisite details for a workable proxy access regime – either through clear and specific references to external standards, or by clear allocation of certain matters to board discretion, or through other means fashioned and laid out by a proponent working within the framework of the Commission's rules for shareholder proposals. The Proponent in the instant case, however, has not met this standard, and the Proposal should be excluded.

Misleading References to the Rules of the Commission.

The Proposal attempts to fill in at least some of its gaps by referencing the rules of the Commission. But the Proposal's generalized references to the rules of the Commission are impermissibly vague. And indeed, the Response Letter does not dispute this point, but rather attempts to dismiss it on the theory that the specifics and the substance of the items covered by those rules do not matter to investors. We respectfully disagree.

First of all, there are multiple and meaningful conflicts among the Commission's proxy rules in terms of what compliance with them would mean for the process outlined in only the broadest terms by the Proposal. Our arguments along these lines are laid out in more detail in the No-Action Letter Request. The Proponent may attempt to dismiss these conflicts, but various rules serve various purposes for the Commission and they do not translate to a discernible privately ordered proxy access regime without at least a minimum of specificity and explanation, which the Proposal indisputably lacks.

Also, it is obvious that, contrary to the Proponent's assertion, investors do in fact care very much about many if not all of those "unimportant" details. These are not simple issues, and reasonable people may have very firmly held and very stark differences of opinion about them. Just in 2007, the Commission held 3 different roundtables on proxy matters. Over the past five years, the Commission issued three different rulemaking proposals concerning proxy access and adopted two of them after making considerable changes in response to the extensive public comments the Commission received. Indeed, it received tens of thousands of letters reflecting a wide variety of views relating to the myriad issues raised by proxy access and the details of how such a regime should be implemented. Against that backdrop, the Proponent's arguments are quite simply wrong in suggesting that the missing details about the Proposal and how it should be implemented are "secondary elements," and that the vague and misleading way in which they are addressed should not be grounds for exclusion because they are not material to a shareholder's consideration of the Proposal.

Furthermore, the Proponent's position that the Proposal's procedural provisions are immaterial to investors' understanding is belied by the plain language of the Proposal itself. If the Proponent's objective were to focus shareholder attention on proxy access as a policy question, the Proposal would have had no need to make any mention of some of the many procedural requirements. But of the Proposal's five paragraphs, the last three all deal with procedural questions exclusively; the ownership threshold and twenty-percent access limitation that constitute the entirety of the Proponent's summary appear briefly in the first two paragraphs of the proposal and are never mentioned again. The Proponent's inclusion of some aspects of procedural implementation – inadequate as it may have been – is telling evidence that even the Proponent acknowledges that such provisions are important. And given that the majority of the Proposal's text deals with procedural implementation, it would be reasonable for shareholders to consider such provisions to be an important part of the Proposal upon which they are being asked to vote. As such, the lack of identification and explanation of the rules of the Commission that must be applied will prevent Disney's shareholders from making an informed decision on a central and important aspect of the Proposal.[1]

---

[1] On page 3 of the Response Letter, the Proponent cites *McDonald's Corp.* (Mar. 22, 2007) to support the position that the Staff has disagreed with the exclusion of a proposal that seeks amendment of governance documents "based on" an external standard without thoroughly describing that standard. In *McDonald's,* the standards in question were conventions of the International Labor Organization ("ILO"). *McDonald's* is distinguishable on various grounds. First, the Proponent failed to mention that, unlike in the instant case, *McDonald's* involved a proposal in which several of the external standards in question were identified and

Accordingly, and as laid out in more detail in our No-Action Letter Request, the Proposal should be excluded pursuant to Rule 14a-8(i)(3).

Vague and Misleading Description of the Board of Directors' Discretion.

In defending the vague references to the "rules of the Securities & Exchange Commission" (and the even vaguer reference to "any applicable federal regulations") in the Proposal, the Proponent repeats the argument that such matters are immaterial and also suggests that everything beyond its simple summary has been left to the discretion of the Company's board of directors. As noted above, however, the Proponent is not asking Disney's shareholders to adopt a general policy statement that proxy access is a good idea; it is asking the shareholders to endorse a particular proxy access regime, and the specifics will matter.

Shareholders are not given the requisite guidance or information by the Proponent as to what the specific procedural requirements would be, however, or how they would be determined in the future. To the extent the Proposal does purport to leave some matters to the discretion of the Board, it is not clear what exactly has been left to the Board's discretion or what steps the Board is required to take to exercise that discretion. As discussed in the No-Action Letter Request, a mandate in paragraph 5 of the Proposal imposes obligations on the Company's Board and assigns some items to the Board's discretion but in terms susceptible to multiple and inconsistent interpretations which will confuse shareholders and prevent Disney from understanding what the implementation of the Proposal would require. Given the vague and indefinite nature of the language in paragraph 5, we continue to believe that the Proposal should be excluded under Rule 14a-8(i)(3) on these points also. Because these questions matter, and should be understood to matter to shareholders, that lack of clarity is materially misleading, and the Proposal should be excludable, again as laid out in more detail in our No-Action Letter Request.

---

summarized; the proponent in McDonald's specifically referenced ILO Conventions 1, 11, 87, 98, 110 and 135 in the text of the proposal and included a brief description of their contents. In contrast, the Proposal makes a vague reference to information that the "rules of the Securities & Exchange Commission require" about the Nominator and the Nominee without any explanation or even an identification of the provisions that should be assessed in this determination. As explained in the No-Action Letter Request, this open-ended reference implicates various provisions in a vast body of complex securities laws that are sometimes in conflict and that are not generally understood by the public. Second, based on SEC precedent, it is not clear that proposals "based on" unexplained external standards are inappropriate for exclusion under Rule 14a-8(i)(3). *See Smithfield Foods, Inc.* (July 18, 2003) (concurring in the exclusion of a proposal calling for the board of directors to compile a report "based upon the Global Reporting Initiative guidelines" as "vague and indefinite"). The inclusion of specific references to the standards in question in *McDonald's*, along with the corresponding summaries of such standards, are a critical distinction because they add clarity that is wholly lacking in the Proposal. The extensive differences in drafting between the proposal in *McDonald's* and the instant case render the comparison improper; Disney shareholders are being offered an imprecise reference to an expansive body of law, whereas the McDonald's investors were presented with external standards that were specifically identified and summarized.

II. Conclusion

Based on the reasons set forth above and those expressed in the No-Action Letter Request, we reiterate our request that the Staff agree in our view that the Proposal may be properly excluded from Disney's 2013 Proxy Materials. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that Disney may omit the Proposal from its 2013 Proxy Materials, please contact me at (212) 474-1732. I would also appreciate your sending your response via e-mail to me at JWhite@cravath.com as well as to Disney, attention of Roger Patterson, Associate General Counsel and Assistant Secretary at Roger.Patterson@disney.com.

Very truly yours,

/s/ John W. White

John W. White

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Encls.

Copy w/encls. to:

Legal & General Assurance (Pensions Management) Limited
One Coleman Street
London, EC2R 5AA
United Kingdom

Cornish F. Hitchcock
Hitchcock Law Firm PLLC
5505 Connecticut Avenue, NW, No. 304
Washington, DC 20015

Roger J. Patterson
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

VIA EMAIL AND FEDEX

EXHIBIT I

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: 44-20-7453-1000
FACSIMILE: 44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1732

October 23, 2012

The Walt Disney Company
Shareholder Proposal of Legal & General Assurance
(Pensions Management) Limited
Securities Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, the Walt Disney Company ("Disney"), we write to inform you of Disney's intention to exclude from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") received from Legal & General Assurance (Pensions Management) Limited (the "Proponent").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that Disney may, for the reasons set forth below, properly exclude the Proposal from the 2013 Proxy Materials. Disney has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent concurrently to the Proponent. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal to the Staff, via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence

should be furnished concurrently to the undersigned on behalf of Disney pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

The Proponent requests that the following matter be submitted to a vote of the shareholders at the next Annual Meeting of Shareholders:

> "RESOLVED: The shareholders of The Walt Disney Company ("Disney") ask the board of directors to adopt a "proxy access" bylaw under which Disney shall include in any proxy materials prepared for a shareholder meeting at which directors are to be elected the name, the Disclosure and the Statement (as defined herein) of any person nominated for election to the board of directors by a shareholder or group thereof (the "Nominator") that meets the criteria set out below, and Disney shall allow shareholders to vote on such nominee on Disney's proxy card. The number of shareholder-nominated candidates in proxy materials shall not exceed 20% of the number of directors then serving. This bylaw should provide that a Nominator must:
>
> (a) have beneficially owned 3% or more of Disney's outstanding common stock continuously for at least three years before submitting the nomination;
>
> (b) give Disney written notice within the time period identified in Disney's bylaws of information that the bylaws and rules of the Securities & Exchange Commission require about (i) the nominee, including his or her consent to being named in the proxy materials and to serving, if elected; and (ii) the Nominator, including proof of ownership of the required shares (the "Disclosure"); and
>
> (c) certify that (i) it will assume liability stemming from any legal violation arising out of its communications with Disney shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws if it uses soliciting material other than Disney's proxy materials; and (c) [*sic*] to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at Disney.
>
> The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The board of directors shall adopt procedures for timely resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaws and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the 20% limit."

Disney received the Proposal on September 12, 2012. A copy of the Proposal, the Proponent's cover letter submitting the Proposal and other correspondence relating to the Proposal are attached hereto as Exhibit A.

II. <u>Grounds for Omission</u>

As discussed more fully below, Disney believes that it may properly omit the Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and would therefore be inherently misleading.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareholder proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials". The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also* Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

In this regard, the Staff has concurred with the exclusion of shareholder proposals regarding the process and criteria for the nomination of directors when important aspects of the process or criteria are not clearly described. *See Norfolk Southern Corp.* (Feb. 13, 2002) (permitting exclusion of proposal pertaining to specific director qualifications because "the proposal includes criteria toward that object that are vague and indefinite"); *Dow Jones & Co.* (Mar. 9, 2000) (permitting exclusion of proposal requesting adoption of novel process for electing directors as "vague and indefinite").

Moreover, the Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991) (*"Fuqua Industries, Inc."). See Bank of America Corp.* (June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'").

Against this legal backdrop, we would point out the following specific items that render the current Proposal excludable on these grounds.

1. The Proposal Is Excludable Because the Reference to the Requirements Under the Rules of the Commission Does Not Adequately Identify or Describe the Substantive Provisions of These Requirements

The Proposal states that Disney must include on its proxy card and in its proxy materials any nominee submitted by nominating parties that meet certain qualifications. A nominating party must therefore provide Disney with "information that the bylaws and rules of the Securities & Exchange Commission require about ... the nominee... and ... the Nominator, including proof of ownership of the required shares". The Proposal relies upon the rules of the Commission as an external standard in order to implement a central aspect of the Proposal—disclosure requirements relating to the nominating party (the "Nominator") (including proof of ownership as an eligibility requirement) and the nominee —but fails to describe the substantive provisions of the rules it invokes. By failing to provide more guidance, the Proposal is impermissibly vague as to the disclosure that might be required with respect to both Nominators and nominees.

With respect to information about shareholder nominees, the Commission's rules have several different standards that may apply here, including Schedule 14A, Schedule 14N and various provisions in Rule 14a. For example, under Schedule 14A, nominating parties must furnish information about material legal proceedings between the company and the shareholder's nominee. The relevant information must include any legal proceedings between the company and any of the nominee's associates. Conversely, the scope of disclosure under Schedule 14N is quite different: associates of the nominee are not included, but the nominating party must disclose "threatened" as well as "material" proceedings. The Proposal directs shareholders to disclosure requirements under the "rules" of the Commission without identifying which specific rule or standard should be applied in this case. Without more guidance, shareholders are left to guess about the relevant scope of disclosure for would-be director nominees, which plays a central role in any voter's consideration of the Proposal.

With respect to information about a Nominator, the Commission's rules include two different disclosure requirements about persons submitting items for inclusion on the proxy card (here, the Nominator), including Rule 14a-8(b) and Rule 14a-18. Under Rule 14a-8(b), shareholders that are not record holders must submit proof of ownership (in the form of a statement from the record holder or filings made on Schedule 13D or Schedule 13G) as well as disclose their intention to hold the securities through the date of the meeting of shareholders. Alternatively, under Rule 14a-18, shareholders must follow similar proof of ownership procedures but the corresponding disclosure requirements are much more demanding. These requirements include descriptions of the shareholders' involvement in certain legal matters as well as disclosure of certain relationships between shareholders and the company, all of which must be filed with the

Commission on Schedule 14N. The Proposal does not specify which standard applies in this context; the only guidance that voting shareholders receive is a broad reference to the "rules of the Securities & Exchange Commission". Absent an explanation of which of the Commission's rules apply for the purposes of this Proposal, shareholders will be unable to determine the effect of implementing the Proposal that they are being asked to vote upon.

Similarly, one aspect of the Commission's rules that the Proposal specifies—proof of ownership of the required shares—is subject to an ownership standard that is not generally understood by the public. Moreover, the standard is complicated and subject to numerous interpretations by the Commission and the Staff. *See* Exchange Act Release No. 20091 (Aug. 16, 1983), at n.5 (addressing the eligibility of groups); Staff Legal Bulletin No. 14 (Jul. 13,2001) (interpreting, among other items, how to calculate the market value of a shareholder's securities and what class of security a proponent must own to qualify under Rule l4a-8(b)); Staff Legal Bulletin No. l4F (Oct. 18, 2011) (clarifying which brokers and banks constitute "record" holders under Rule 14a-8(b)(2)(i)). Given the various interpretations addressing the proof of ownership standard by which shareholders must abide, the Proposal's lack of explanation on this topic is prohibitively indefinite. Certainly, if shareholders relying on Rule 14a-8(b) to submit proposals cannot be expected to understand the rule's eligibility requirements without some form of explanation, Disney's shareholders cannot be expected to make an informed decision regarding the Proposal without an identification and explanation of the rules and requirements to be applied.

The Staff has previously concurred with the exclusion of proxy access proposals as vague and indefinite when the proposals called for a determination based on specific requirements but failed to provide sufficient guidance, such as is the case with the Proposal's failure to sufficiently explain the reference to the Commission's rules. For example, in *Chiquita Brands International, Inc.* (Mar. 7, 2012), the Staff permitted the exclusion of a proposal that sought the inclusion of director nominees in the company's proxy materials submitted by shareholders who satisfied the "SEC Rule 14a-8(b) eligibility requirements". The Staff concurred with the company's argument that the specific eligibility requirements represented a central aspect of the proposal and that shareholders would not be able to determine the requirements based on the proposal's reference to Rule 14a-8(b), stating that "neither shareholders nor Chiquita would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires". *See MEMC Electronic Materials, Inc.* (Mar. 7, 2012) (concurring with the exclusion of a similar proposal); *Sprint Nextel Corp.* (Mar. 7, 2012) (concurring with the exclusion of a similar proposal); *Dell Inc.* (Mar. 30, 2012) (concurring with the exclusion of a similar proposal).

Similarly, in *AT&T Inc.* (Feb. 16, 2010), the Staff permitted the exclusion of a proposal that sought a report disclosing, among other items, "[p]ayments ... used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2". The Staff concurred with the company's argument that the term "grassroots lobbying communications" was a material element of the proposal and that the reference to the Code of Federal Regulations did not clarify its meaning. *See JP Morgan Chase & Co.*

(Mar. 5, 2010) (concurring with the exclusion of a similar proposal); *see also Exxon Mobil Corp.* (Mar. 21, 2011) (concurring with the exclusion of a proposal requesting a report using, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *Boeing Co.* (Feb. 5, 2010) (concurring with the exclusion of a proposal requesting the establishment of a board committee that "will follow the Universal Declaration of Human Rights," where the proposal failed to adequately describe the substantive provisions of the standard to be applied); *Johnson & Johnson* (Feb. 7, 2003) (Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations); *Occidental Petroleum Corp.* (Mar. 8, 2002) (concurring with the exclusion of a proposal requesting the implementation of a policy "consistent with" the "Voluntary Principles on Security and Human Rights"); *Kohl's Corp.* (Mar. 13, 2001) (concurring with the exclusion of a proposal requesting implementation of the "SA8000 Social Accountability Standards" from the Council of Economic Priorities).

The Staff's view that unexplained references to external rules do not adequately apprise shareholders of the information they need in order to make informed decisions clearly applies to this Proposal. The Proposal's reference to the Commission's rules is of central importance because it is one of only three provisions governing the critical issue of which requirements shareholders must meet in order to be eligible to utilize the nomination process contemplated by the Proposal. Thus, the failure of the Proposal to even identify, let alone explain, the disclosure requirements under the Commission's rules renders the Proposal vague and indefinite under Rule 14a-8(i)(3).

2. <u>The Proposal Is Excludable Because It Is Subject to Multiple Interpretations With Respect to a Mandate Which Is Central to Its Implementation</u>

Paragraph 5 of the Proposal states, "The board of directors shall adopt procedures for timely resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaws and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the 20% limit." This sentence, however, is fatally flawed because it is subject to multiple, legitimate but inconsistent readings, and neither shareholders nor the Company would know which reading inheres. If the shareholders were to approve the Proposal, the Company and its board of directors would not know what the shareholders had just instructed should happen, or even if all the shareholders even agreed with each other.

Consider the following two readings, each of which is mutually exclusive of the other.

- The sentence quoted may be a mandate that identifies three categories of **disputes** that may arise in the implementation of the Proposal and for which the board of directors is to adopt procedures for timely resolving: (1) disputes over whether notice of nomination was timely; (2) disputes over whether the nominating party's Disclosure and Statement satisfy Disney's bylaws and any applicable federal regulations; and (3) disputes over the priority given to multiple nominations exceeding the 20% limit.

- Alternatively, the sentence quoted may direct the board of directors to adopt three sets of **procedures**: (1) for timely resolving disputes over whether notice of a nomination was timely; (2) for determining whether the Disclosure and Statement satisfy the bylaws and any applicable federal regulations (or perhaps for timely resolving disputes over these matters); and (3) for determining the priority to be given to multiple nominations exceeding the 20% limit.

With regard to item (3) above (the priority to be given to multiple nominations exceeding the 20% limit), the two disparate readings could result in very different actions on the Board's part. Is the Board supposed to establish procedures to determine the priority to be given to multiple nominations?[1] Or is the Board supposed to adopt procedures for resolving disputes over which nominating shareholder in fact receives preference?[2]

The grammar, syntax and punctuation of the quoted sentence are so flawed that reasonable people may easily disagree over the correct interpretation. Indeed, we would submit that no one reading is entirely correct due to the poor draftsmanship of the sentence. This is far from a petty criticism as the flaw will make it impossible for either the shareholders voting on the Proposal or the board of directors trying to implement the Proposal (if it is approved by the shareholders) to be certain of what the language means and what the shareholders thought they were voting on.

The Staff has indicated that a proposal is excludable under Rule 14a-8(i)(3) if a material provision of the proposal is drafted such that it is subject to multiple interpretations. In *Bank Mutual Corp.* (Jan. 11, 2005), the Staff concurred with the exclusion of a proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the mandatory retirement age was to be 72 years or whether the mandatory retirement age would be determined when a director attains the age of 72. Similarly, in *Bristol-Myers Squibb Co.* (Feb. 19, 2009), the Staff agreed that the first proposal was vague and indefinite because it was drafted such that it could be interpreted to require either: (i) a shareholder right to call a special meeting with a prerequisite stock ownership threshold that did not apply to shareholders who were members of "management and/or the board";

---

[1] For example, should the Board decide that the first nominating party that meets the eligibility criteria and otherwise complies procedurally will have its nominee(s) included on the Company's proxy card? Or should the nominating party with the greatest holdings of Company stock have its nominee(s) included on the Company proxy card, regardless of where its nomination stands in terms of order of submission? In other words, should it be the "first" nominator that receives preference, or the "largest"? And is this something the Board is supposed to adopt procedures regarding? This is one valid reading of the vague and confusing text in the Proposal.

[2] For example, if the standard is that the "first" nominator receives preference, then the Board might be expected to adopt procedures governing how to resolve disputes over who was first, such as what date attaches to a nomination under different circumstances, and how must that date be proved in the event of a dispute. Or if the "largest" nominating shareholder will have the preference, perhaps the Board is supposed to adopt procedures to resolve disputes over which shares are to be counted in order to determine which nominating shareholder is in fact the largest?

or (ii) that any "exception or exclusion conditions" applied to shareholders also be applied to "management and/or the board". *See also The Dow Chemical Co.* (Feb. 17, 2009) and *General Electric Co.* (Jan. 26, 2009) (concurring with the exclusion of a proposal similar to that in *Bristol-Myers Squibb Co.*, above); *Fuqua Industries, Inc.* (concurring that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal"); *International Business Machines Corp.* (Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations); *Philadelphia Electric Co.* (Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders ... nor the [c]ompany ... would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); and *Capital One Financial Corp.* (Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

It would be difficult to properly evaluate the potential effect of implementing the Proposal without an understanding of the board of directors' role in this critical process. Are the directors to establish procedures for resolving three types of disputes? Or are they to establish procedures for three different substantive purposes, one (or maybe two) of which is to resolve an identified type of dispute? As a result of the vague and indefinite nature of the Proposal, shareholders would not know what they are voting on should the Proposal be presented and Disney would not know how it should implement the Proposal if it were approved by shareholders.

3. <u>The Proposal Is Excludable Because It Contains Vaguely Worded Mandates, Such That Shareholders and Disney Cannot Determine What Actions Would Be Required</u>

In addition to failing to identify and describe adequately the reference to requirements set forth in the Commission's rules, the Proposal includes vaguely worded mandates, such as those contained in paragraphs 3 and 5. Paragraph 3 of the Proposal contains the aforementioned reference to the "rules of the Securities & Exchange Commission" in relation to disclosure by nominating parties without an explanation of which specific rules and provisions the shareholders are to consider while voting on the Proposal.

In contrast, paragraph 5 of the Proposal includes a vague reference to "any applicable federal regulations" in the context of assessing whether the nominating parties' Disclosure and Statement (as defined in the Proposal) are satisfactory. Presumably, by using two different terms, the proponent is expecting two different meanings to apply. This open-ended reference to "any applicable federal regulations" suggests that shareholders are to consider federal law outside and beyond the scope of the aforementioned "rules of the Securities & Exchange Commission", but the Proposal does not explain a rationale or purpose behind such an expansive examination.

In each instance, the reference to vast and complex areas of law that are not generally understood by the public is potentially confounding and subject to multiple interpretations with respect to which standards shareholders are to apply in assessing the Proposal's requirements. Similarly, the actions that Disney is required to take are not adequately described in either paragraph.

The Staff has indicated that a Proposal is excludable under Rule 14a-8(i)(3) if the proposal requires a specific action but the proposal's description or reference to that action is vague and indefinite such that neither shareholders nor a company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See PetSmart Inc.* (April 12, 2010) (concurring with exclusion under Rule 14a-8(i)(3) of a proposal requesting the board to require that company suppliers bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of "the law," noting specifically that the proposal does not explain what the reference to "the law" means); *Cascade Financial Corp.* (Mar. 4, 2010) (concurring in exclusion of a proposal requesting that the company refrain from making any monetary charitable donations and otherwise eliminate all "non-essential expenditures"); *Bank of America Corp.* (Feb. 22, 2010) (concurring with exclusion of a proposal to amend the company's bylaws to establish a board committee on "US Economic Security," where the company argued that the proposed bylaw did not adequately explain the scope and duties of the proposed board committee); *General Electric Co.* (Dec. 31, 2009) (concurring with exclusion of a proposal specifying that each board member with at least eight years of tenure will be "forced ranked" and that the "bottom ranked" director not be re-nominated); *General Motors Corp.* (Mar. 26, 2009) (concurring with exclusion of proposal asserting that the company's "CEOs and directors" are overpaid and requesting elimination of "all incentives for the CEOs and the Board of Directors"); *Alaska Air Group Inc.* (Apr. 11, 2007) (concurring with the exclusion of a shareholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as vague and indefinite); *NSTAR* (Jan. 5, 2007) (concurring in the omission of a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the proponent failed to define the term "financial records"); and *Peoples Energy Corp.* (Nov. 23, 2004 *recon. denied* Dec. 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the charter and bylaws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect").

III. <u>Conclusion</u>

For the reasons discussed above, Disney would be unable to implement the Proposal with any confidence that it was in accordance with shareholder intent, even if it were approved by shareholders. As a result, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires". SLB 14B.

Based on the foregoing, we hereby respectfully request that the Staff agree in our view that the Proposal may be properly excluded from Disney's 2013 Proxy Materials in reliance on Rule 14a-8(i)(3). If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that Disney may omit the Proposal from its 2013 Proxy Materials, please contact me at (212) 474-1732. I would appreciate your sending your response via e-mail to me at JWhite@cravath.com as well as to Disney, attention of Roger Patterson, Associate General Counsel and Assistant Secretary at Roger.Patterson@disney.com.

Very truly yours,

/s/ John W. White
John W. White

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Encls.

Copy w/encls. to:

Legal & General Assurance (Pensions Management) Limited
One Coleman Street
London, EC2R 5AA
United Kingdom

Cornish F. Hitchcock
Hitchcock Law Firm PLLC
5505 Connecticut Avenue, NW, No. 304
Washington, DC 20015

Roger J. Patterson
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

VIA EMAIL AND FEDEX

EXHIBIT A

The Walt Disney Company

Roger J. Patterson
Associate General Counsel

September 24, 2012

VIA OVERNIGHT COURIER

Jeremy Smith
Legal and General Assurance (Pensions Management) Limited
One Coleman Street
London EC2R 5AA

Dear Mr. Smith:

This letter will acknowledge that we received on September 12, 2012, your letter dated September 7, 2012 submitting a proposal for consideration at the Company's 2013 annual meeting of stockholders regarding proxy access. As the time for the annual meeting comes closer, we will be in touch with you further regarding our response to your proposal.

Sincerely yours,

Roger J. Patterson

cc: Cornish F. Hitchcock

500 South Buena Vista Street, Burbank, California 91521-1242
Tel 818.560.6126 Fax 818.560.2092 roger.patterson@disney.com

Direct Tel +44 (0)20 3124 3124
Date 7th September 2012

Legal & General
INVESTMENT MANAGEMENT

RECEIVED

SEP 12 2012

ALAN BRAVERMAN

Mr. Alan N. Braverman
Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-1030 USA

Legal and General Assurance
(Pensions Management) Limited
One Coleman Street
London
EC2R 5AA
Tel: +44 (0)20 3124 3124

Via courier

Re: Shareholder proposal for 2013 annual meeting

Dear Mr. Bravermann:

On behalf of Legal & General Assurance (Pensions Management) Limited ("L&G"), I submit the enclosed shareholder proposal for inclusion in the proxy materials that The Walt Disney Company plans to circulate to shareholders in anticipation of the 2013 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to elections to the board of directors.

We are working with our client, Hermes Equity Ownership Services on this matter and would be very interested in having a dialogue with The Walt Disney Company regarding the issues raised by this resolution. Please advise how we can best effectuate such a dialogue.

Legal & General Assurance (Pensions Management) Limited has beneficially held over $2000 worth of Walt Disney Common Stock for more than one year and plans to continue ownership through the date of the 2013 annual meeting, which a representative is prepared to attend. These shares are held by Citibank under the account name of "L&G PENS MGT N AMER INDEX FUND." And "L&G PENS MGT N AMER NTH AMERICA LARGE CAP EQUITY INDEX FUND." A letter from Citibank confirming ownership is being provided under separate cover.

If you require any additional information, please let me know. Please address any correspondence in connection with this proposal to the undersigned and to Cornish F. Hitchcock, Hitchcock Law Firm PLLC, 5505 Connecticut Avenue, NW, No. 304, Washington, DC 20015, telephone: (202) 489-4813, e-mail: conh@hitchlaw.com.

Yours sincerely,

For and on behalf of
Legal & General Assurance (Pensions Management) Limited

RESOLVED: The shareholders of The Walt Disney Company ("Disney") ask the board of directors to adopt a "proxy access" bylaw under which Disney shall include in any proxy materials prepared for a shareholder meeting at which directors are to be elected the name, the Disclosure and the Statement (as defined herein) of any person nominated for election to the board of directors by a shareholder or group thereof (the "Nominator") that meets the criteria set out below, and Disney shall allow shareholders to vote on such nominee on Disney's proxy card. The number of shareholder-nominated candidates in proxy materials shall not exceed 20% of the number of directors then serving. This bylaw should provide that a Nominator must:

(a) have beneficially owned 3% or more of Disney's outstanding common stock continuously for at least three years before submitting the nomination;

(b) give Disney written notice within the time period identified in Disney's bylaws of information that the bylaws and rules of the Securities & Exchange Commission require about (i) the nominee, including his or her consent to being named in the proxy materials and to serving, if elected; and (ii) the Nominator, including proof of ownership of the required shares (the "Disclosure"); and

(c) certify that (i) it will assume liability stemming from any legal violation arising out of its communications with Disney shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws if it uses soliciting material other than Disney's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at Disney.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The board of directors shall adopt procedures for timely resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaws and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the 20% limit.

SUPPORTING STATEMENT

We question whether certain aspects of Disney's corporate governance provides appropriate accountability to shareholders and believe that Disney should adopt "proxy access" whereby shareholders can more easily promote independent candidates for the board. Some of the reasons we advocate this option include:

• The Board's recent decision to re-combine the roles of CEO and Chairman notwithstanding the Board's 2004 decision to split the two positions following a strong "no" vote by shareholders against Michael Eisner.

• Continued shareholder concerns about executive pay, witness last year's 43% vote *against* Disney's compensation practices, up from 2011.

• The Board can amend the bylaws without shareholder approval, while shareholders must obtain a majority of outstanding shares to amend the bylaws.

Shareholders adopted similar proposals at several companies last year, and Hewlett-Packard this year is introducing a management proposal urging shareholders to vote for this reform. We recommend you vote "FOR" this proposal.

Page 24 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT II

HITCHCOCK LAW FIRM PLLC
5505 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2601
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

9 November 2012

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail

Re: Request for no-action relief from The Walt Disney Company (incoming letter dated 23 October 2012)

Dear Counsel:

I write on behalf of Legal & General Assurance (Pensions Management) Limited, which submitted the proposal at issue here (the "Proposal") in conjunction with its client, Hermes Equity Ownership Services. By letter dated 23 October 2012, The Walt Disney Company ("Disney" or the "Company") sought no-action relief as to this Proposal, which had been submitted for inclusion in the proxy materials to be distributed prior to Disney's 2013 annual meeting. For the reasons set forth below, we respectfully ask the Division to deny the requested relief.

The proposal and Disney's objections.

The Proposal is a garden-variety "proxy access" proposal that asks Disney to adopt a bylaw under which holders of at least three percent of Disney's outstanding shares for three years may nominate candidates for the board of directors and have those candidates included in the company-prepared proxy materials. The total number of candidates nominated in this fashion cannot exceed 20 percent of the number of board members then serving. The Proposal tracks the key elements of a rule that the Commission adopted in 2010 and that was remanded to the Commission for further consideration a year later.

Although the point is not legally relevant, we note that this Proposal is virtually identical to proposals that were adopted by a majority of the shares voted earlier this year at Chesapeake Energy Corp. and Nabors Corp. A similar proposal to Hewlett-Packard was withdrawn after HP agreed to place the matter in its 2013 proxy materials and urge a "yes" vote by its shareholders. Other proxy access proposals with lower eligibility thresholds were voted at other companies in 2012.

Despite the familiarity of companies, stockholders and the Commission with proxy access proposals, Disney has opted to object to certain minor aspects of the Proposal on the ground that they are materially false or misleading within the meaning of Rule 14a-9 and may thus be excluded from Disney's proxy under Rule 14a-8(i)(3). As we now explain, Disney has not sustained its burden of proving that the Proposal may be excluded. We take each point in turn.

1. <u>Alleged failure to describe adequately the substantive SEC rules.</u>

Disney's first challenge is to the language in part (b) of the "resolved" clause which states that in adopting a proxy access bylaw, Disney should require a nominating party to provide Disney with "written notice within the time period identified in Disney's bylaws of information that the bylaws and rules of the Securities & Exchange Commission require about . . . the nominee . . . and the Nominator, including proof of ownership of the required shares."

According to Disney, this language is materially false or misleading because it does not set out the substance of pertinent SEC rules on disclosures. More precisely, Disney argues (at p. 4) that the Proposal is misleading because it refers to this "external standard to implement a central aspect of the proposal," but with inadequate guidance as to what those rules require.

Disney reads the quoted language too closely. The "central aspect" of this Proposal is the requested policy of granting proxy access to holders of three percent of the shares for three years who want to nominate candidates for up to 20 percent of the board seats. The language that Disney cites involves what is at best a secondary element, namely, that anyone nominating candidates for inclusion in the proxy must submit the proper paperwork. To be sure, lawyers are trained to view paperwork as the "central aspect" of many events or transactions; in this context, however, the need for a nominating party to get the paperwork right is not central or material to a shareholder's understanding of the Proposal as a whole.

Differently put, there is here no need to cite chapter and verse from the Commission's regulations because the focus is on the *policy* question of whether Disney should adopt a proxy access regime. The reference to bylaws and SEC rules is included simply to say that anyone using proxy access, if implemented, should comply with disclosure rules in Disney's bylaws and with SEC rules, *whatever those bylaws and rules may say.*[1] Yes, Commission rules may require slightly different

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[1] If anything, the strained nature of Disney's argument is underscored by the fact that the Proposal cites not one, but two "external standards" – bylaws and SEC rules. Oddly, Disney claims only that the generic reference to SEC rules is insufficient, while raising no objection to an equally generic reference to its bylaws.

disclosures in different situations, but if Disney should adopt a proxy access regime, any nominating party or nominee who tries to use that regime will have to follow whichever rules apply to their particular situation.

The specifics that Disney has combed from SEC rules demonstrate the trivial nature of Disney's objection. Specifically, Disney notes that the disclosure requirements under Schedule 14A differ from those under Schedule 14N, notably the fact that nominating parties filing Schedule 14N must disclose "threatened" legal actions as well as "material" proceedings; also, associates of the nominee need not be disclosed under Schedule 14A. These distinctions are surely not material to Disney's investors or to an understanding of the concept of "3% for three years with a 20% cap." Indeed, it is difficult to imagine that a stockholder's vote on the Proposal would be affected because the Proposal fails to say whether a nominating party or nominee would be providing information on Schedule 14A, Schedule 14N or something else. The material question in this case is whether proxy access should be an option for stockholders, with the precise details as to paperwork to be guided by whatever SEC rules may apply in a given situation.

Disney notes too that there are different disclosure requirements for nominating parties under Rule 14a-8(b) and Rule 14a-18, particularly with respect to proof of ownership. The differences are not material to the core question raised by the Proposal, however. Indeed the reference to Rule 14a-8(b) is quite a stretch and is apparently included for the sole purpose of being able to cite *Chiquita Brands International, Inc.* (7 March 2012), where the Division agreed as to the exclusion of a proxy access proposal stating that the qualifications for being a nominating party were those set forth in Rule 14a-8(b) – with no explanation of that rule. The Division's ruling in *Chiquita* certainly makes sense, since the contents of Rule 14a-8(b) are not common knowledge, yet they are critical to understanding who would be eligible to nominate candidates based on the size and amount of their holdings.

Other authorities cited by Disney (at pp. 5-6) may be distinguished on similar grounds, e.g., *AT&T Inc.* (16 February 2010), referring to "grassroots lobbying communications as defined in 26 CFR § 56.4911-2." The Division has also taken the position that proponents cannot simply ask for the adoption of "guidelines" or "declarations" or "principles" or "recommendations" prepared by third parties without telling shareholders what those documents say or which specific guidelines, etc. would be applied to the specific situation of the company. *But compare McDonald's Corporation* (16 January 2007) (disagreeing as to exclusion of a proposal seeking to amend company's code of conduct "based on" certain ILO standards as the policy was clear and the company was given flexibility as to the precise elements).

Here, by contrast, the specific eligibility requirements being proposed – three percent for three years up to 20 percent of the board seats – are numerically specific and clearly articulated in the "Resolved" clause. There can be no doubt as to the "material" aspects of the Proposal. How a nominating party or nominee goes about meeting those requirements – and any other standards that may govern – is plainly a subsidiary question and not material to an investor's understanding of the substance of the Proposal.

In brief, we are not dealing here with a proposal that is "inherently" vague and indefinite" within the meaning of Staff Legal Bulletin 14B. The Proposal does what shareholder resolutions are supposed to do: raise a policy issue that is appropriate for shareholders to consider and leave the details of implementation to the company.

For these reasons, we respectfully submit that the objections are misplaced and should be rejected. That said, without conceding the point, and should the Division deem it necessary, we are willing to make either of the following changes in part (b) of the "resolved" clause:

(a) insert the word "applicable" between "and" and "rules"; or

(b) delete the phrase "written notice within the time period identified in Disney's bylaws or information that the bylaws and rules of the Securities & Exchange Commission require about . . ." and replace it with "timely written notice about . . .."

2. <u>Alleged multiple interpretations to a supposed central mandate.</u>

Disney next objects to this sentence"The board of directors shall adopt procedures for timely resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaws and any applicable federal regulations, and the prior to be given to multiple nominations exceeding the 20% threshold" [for the number of shareholder-nominated candidates about whom information must be included in the company-prepared proxy materials].

The purpose of the sentence and paragraph are clear. As the Commission recognized during its rulemakings on this topic, issues may arise as to the three items mentioned specifically, *i.e.*, whether a nomination is timely, whether the nominating party has provided all the requisite information and what to do if the company receives multiple nominations from multiple shareholders who nominate a total number of candidates exceeding the 20 percent threshold. The Proposal does no more than recognize that such issues may arise and asks the board to adopt "procedures for timely resolving disputes" on these matters.[2]

---

[2] Note that Disney never argues that information on whether "largest" wins over "first" is material to a shareholder's decision on how to vote on the Proposal.

Disney's objection seems to focus on the word "disputes" in the quoted phrase, but "disputes" is accurate, as there may easily be disputes arising between the company and nominating parties as to the first two items and between nominating parties as to the third. Disney's purported distinction between "disputes" and "procedures" for resolving them makes no sense, as the argument would seem to suggest that the Proposal should be read to say that the Company should adopt "procedures for resolving disputes" – and then not use those procedures.

The examples that Disney cites in the footnotes do not bolster its argument. Disney raises questions about whether, when faced with multiple nominations, the Company should include nominees of the nominating party who is "first" to nominate candidates or the one who has the largest holdings. The Proposal takes no position on whether Disney should adopt a "first" standard, a "largest" standard, a hybrid standard or something else.

The Proposal does nothing more than recognize that such issues may occur and asks the Company to adopt procedures for resolving issues over whether "largest" should trump "first" or *vice versa* or something else. The key substantive points – three percent for three years with shareholder nominees filling no more than 20 percent of the board – are clearly set out in the text. The challenged sentence does little more than state what should be obvious: If multiple shareholders nominate candidates, and if each slate would qualify for inclusion in the proxy materials standing alone, there will be a "dispute" over which names to include, and the board should adopt a "procedure" for resolving that dispute, *i.e.*, largest, first or something else. The "procedure" can appear in the requested bylaw and identify which procedure the board has chosen, *e.g.*, in the event of multiple nominations, the board will select the nominees of the nominating party with the largest holding.

The Company pads its letter with a long list of decisions that stand for the unremarkable conclusion that proposals that are subject to multiple interpretations may be excluded. However, those letters are irrelevant here, as the basic policy elements of the Proposal are defined with numerical precision, and the details of how to implement that core policy decision are left to the Company's discretion.

3. <u>Alleged vaguely worded mandates.</u>

Disney argues that there is ambiguity because part (b) of the "resolved" clause refers to "rules of the Securities & Exchange Commission," whereas a later paragraph in that clause (the one just discussed) refers to "any applicable federal regulations." Disney suggests (at pp. 8-9) that the disparity is significant because the latter phrase covers far more ground than the former phrase and that shareholders and that the latter reference must intend to pick up a broader spectrum of regulatory restrictions that are "potentially confounding" to Disney's investors.

Disney never suggests what additional regulations that are "*applicable*" here would spring to an investor's mind, assuming that he or she parses the language as finely as Disney's counsel has done, spots the different verbal formulations and ponders whether there are dual meanings. Disney's argument cannot be taken seriously. The thrust of both references is the same, namely, the Company should comply with *whatever* regulations may be applicable following adoption of a proxy access process. A detailed knowledge of the contents of any such disclosure requirements is not necessary to understand and vote on the "3%-3 years-20%" standard that is at the heart of the Proposal.

That said, without conceding the point, and should the Division deem a change necessary, we are willing to harmonize the current reference to "any applicable *federal* regulations" so that it would instead read "any applicable *SEC* regulations". Alternatively, the clause could say "whether the Disclosure and Statement satisfy all applicable requirements" or "whether the Disclosure and Statement are valid".[3]

Conclusion.

When proxy access was being debated before the Commission, opponents argued against a "one size fits all" rule and in favor of "private ordering," whereby shareholders and companies would be able to have a dialogue on what approach made sense for a given company. This Proposal is an attempt to open such a dialogue at Disney, and it is disappointing to see Disney respond with hyper-technical objections on minor points.

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[3] We can already anticipate Disney's protests that any proposed language changes are not minor and should not be allowed; moreover, our willingness to accommodate any linguistic concerns underscores how utterly incomprehensible the proposal is. The fact of the matter is that in implementing the requested "3%-3 years-20% cap" policy, Disney will inevitably have to identify what information must be submitted and when – and there will likely be disputes between the Company and nominating parties as to whether all requirements have been met. The details of what Disney will require on some issues cannot be predicted in advance, but it is logical to assume that there will be some reference to the need to comply with SEC regulations, as indeed Section 10(a)(2) of Disney's bylaws now mandates (requiring as to shareholder nominees the submission of "all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended"). Form 8-K (16 March 2010), *available at* http://www.sec.gov/Archives/edgar/data/1001039/000119312510058516/dex32.htm.

Be that as it may, we respectfully submit that Disney has not sustained its burden of showing that the Proposal may be excluded from Disney's proxy materials, and we ask the Division to deny the requested relief.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is further information that we can provide.

Very truly yours,

Cornish F. Hitchcock

cc: John W. White, Esq.

CRAVATH, SWAINE & MOORE LLP

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TELEPHONE: (212) 474-1000
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CITYPOINT
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TELEPHONE: 44-20-7453-1000
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WRITER'S DIRECT DIAL NUMBER

(212) 474-1732

October 23, 2012

<u>The Walt Disney Company</u>
<u>Shareholder Proposal of Legal & General Assurance</u>
<u>(Pensions Management) Limited</u>
<u>Securities Exchange Act of 1934 Rule 14a-8</u>

Ladies and Gentlemen:

On behalf of our client, the Walt Disney Company ("Disney"), we write to inform you of Disney's intention to exclude from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") received from Legal & General Assurance (Pensions Management) Limited (the "Proponent").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that Disney may, for the reasons set forth below, properly exclude the Proposal from the 2013 Proxy Materials. Disney has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent concurrently to the Proponent. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal to the Staff, via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence

should be furnished concurrently to the undersigned on behalf of Disney pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

The Proponent requests that the following matter be submitted to a vote of the shareholders at the next Annual Meeting of Shareholders:

"RESOLVED: The shareholders of The Walt Disney Company ("Disney") ask the board of directors to adopt a "proxy access" bylaw under which Disney shall include in any proxy materials prepared for a shareholder meeting at which directors are to be elected the name, the Disclosure and the Statement (as defined herein) of any person nominated for election to the board of directors by a shareholder or group thereof (the "Nominator") that meets the criteria set out below, and Disney shall allow shareholders to vote on such nominee on Disney's proxy card. The number of shareholder-nominated candidates in proxy materials shall not exceed 20% of the number of directors then serving. This bylaw should provide that a Nominator must:

(a) have beneficially owned 3% or more of Disney's outstanding common stock continuously for at least three years before submitting the nomination;

(b) give Disney written notice within the time period identified in Disney's bylaws of information that the bylaws and rules of the Securities & Exchange Commission require about (i) the nominee, including his or her consent to being named in the proxy materials and to serving, if elected; and (ii) the Nominator, including proof of ownership of the required shares (the "Disclosure"); and

(c) certify that (i) it will assume liability stemming from any legal violation arising out of its communications with Disney shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws if it uses soliciting material other than Disney's proxy materials; and (c) [*sic*] to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at Disney.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The board of directors shall adopt procedures for timely resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaws and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the 20% limit."

Disney received the Proposal on September 12, 2012. A copy of the Proposal, the Proponent's cover letter submitting the Proposal and other correspondence relating to the Proposal are attached hereto as Exhibit A.

II. Grounds for Omission

As discussed more fully below, Disney believes that it may properly omit the Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and would therefore be inherently misleading.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareholder proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials". The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also* Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

In this regard, the Staff has concurred with the exclusion of shareholder proposals regarding the process and criteria for the nomination of directors when important aspects of the process or criteria are not clearly described. *See Norfolk Southern Corp.* (Feb. 13, 2002) (permitting exclusion of proposal pertaining to specific director qualifications because "the proposal includes criteria toward that object that are vague and indefinite"); *Dow Jones & Co.* (Mar. 9, 2000) (permitting exclusion of proposal requesting adoption of novel process for electing directors as "vague and indefinite").

Moreover, the Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991) (*"Fuqua Industries, Inc."). See Bank of America Corp.* (June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'").

Against this legal backdrop, we would point out the following specific items that render the current Proposal excludable on these grounds.

1. The Proposal Is Excludable Because the Reference to the Requirements Under the Rules of the Commission Does Not Adequately Identify or Describe the Substantive Provisions of These Requirements

The Proposal states that Disney must include on its proxy card and in its proxy materials any nominee submitted by nominating parties that meet certain qualifications. A nominating party must therefore provide Disney with "information that the bylaws and rules of the Securities & Exchange Commission require about ... the nominee... and ... the Nominator, including proof of ownership of the required shares". The Proposal relies upon the rules of the Commission as an external standard in order to implement a central aspect of the Proposal—disclosure requirements relating to the nominating party (the "Nominator") (including proof of ownership as an eligibility requirement) and the nominee —but fails to describe the substantive provisions of the rules it invokes. By failing to provide more guidance, the Proposal is impermissibly vague as to the disclosure that might be required with respect to both Nominators and nominees.

With respect to information about shareholder nominees, the Commission's rules have several different standards that may apply here, including Schedule 14A, Schedule 14N and various provisions in Rule 14a. For example, under Schedule 14A, nominating parties must furnish information about material legal proceedings between the company and the shareholder's nominee. The relevant information must include any legal proceedings between the company and any of the nominee's associates. Conversely, the scope of disclosure under Schedule 14N is quite different: associates of the nominee are not included, but the nominating party must disclose "threatened" as well as "material" proceedings. The Proposal directs shareholders to disclosure requirements under the "rules" of the Commission without identifying which specific rule or standard should be applied in this case. Without more guidance, shareholders are left to guess about the relevant scope of disclosure for would-be director nominees, which plays a central role in any voter's consideration of the Proposal.

With respect to information about a Nominator, the Commission's rules include two different disclosure requirements about persons submitting items for inclusion on the proxy card (here, the Nominator), including Rule 14a-8(b) and Rule 14a-18. Under Rule 14a-8(b), shareholders that are not record holders must submit proof of ownership (in the form of a statement from the record holder or filings made on Schedule 13D or Schedule 13G) as well as disclose their intention to hold the securities through the date of the meeting of shareholders. Alternatively, under Rule 14a-18, shareholders must follow similar proof of ownership procedures but the corresponding disclosure requirements are much more demanding. These requirements include descriptions of the shareholders' involvement in certain legal matters as well as disclosure of certain relationships between shareholders and the company, all of which must be filed with the

Commission on Schedule 14N. The Proposal does not specify which standard applies in this context; the only guidance that voting shareholders receive is a broad reference to the "rules of the Securities & Exchange Commission". Absent an explanation of which of the Commission's rules apply for the purposes of this Proposal, shareholders will be unable to determine the effect of implementing the Proposal that they are being asked to vote upon.

Similarly, one aspect of the Commission's rules that the Proposal specifies—proof of ownership of the required shares—is subject to an ownership standard that is not generally understood by the public. Moreover, the standard is complicated and subject to numerous interpretations by the Commission and the Staff. *See* Exchange Act Release No. 20091 (Aug. 16, 1983), at n.5 (addressing the eligibility of groups); Staff Legal Bulletin No. 14 (Jul. 13,2001) (interpreting, among other items, how to calculate the market value of a shareholder's securities and what class of security a proponent must own to qualify under Rule l4a-8(b)); Staff Legal Bulletin No. l4F (Oct. 18, 2011) (clarifying which brokers and banks constitute "record" holders under Rule 14a-8(b)(2)(i)). Given the various interpretations addressing the proof of ownership standard by which shareholders must abide, the Proposal's lack of explanation on this topic is prohibitively indefinite. Certainly, if shareholders relying on Rule 14a-8(b) to submit proposals cannot be expected to understand the rule's eligibility requirements without some form of explanation, Disney's shareholders cannot be expected to make an informed decision regarding the Proposal without an identification and explanation of the rules and requirements to be applied.

The Staff has previously concurred with the exclusion of proxy access proposals as vague and indefinite when the proposals called for a determination based on specific requirements but failed to provide sufficient guidance, such as is the case with the Proposal's failure to sufficiently explain the reference to the Commission's rules. For example, in *Chiquita Brands International, Inc.* (Mar. 7, 2012), the Staff permitted the exclusion of a proposal that sought the inclusion of director nominees in the company's proxy materials submitted by shareholders who satisfied the "SEC Rule 14a-8(b) eligibility requirements". The Staff concurred with the company's argument that the specific eligibility requirements represented a central aspect of the proposal and that shareholders would not be able to determine the requirements based on the proposal's reference to Rule 14a-8(b), stating that "neither shareholders nor Chiquita would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires". *See MEMC Electronic Materials, Inc.* (Mar. 7, 2012) (concurring with the exclusion of a similar proposal); *Sprint Nextel Corp.* (Mar. 7, 2012) (concurring with the exclusion of a similar proposal); *Dell Inc.* (Mar. 30, 2012) (concurring with the exclusion of a similar proposal).

Similarly, in *AT&T Inc.* (Feb. 16, 2010), the Staff permitted the exclusion of a proposal that sought a report disclosing, among other items, "[p]ayments ... used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2". The Staff concurred with the company's argument that the term "grassroots lobbying communications" was a material element of the proposal and that the reference to the Code of Federal Regulations did not clarify its meaning. *See JP Morgan Chase & Co.*

(Mar. 5, 2010) (concurring with the exclusion of a similar proposal); *see also Exxon Mobil Corp.* (Mar. 21, 2011) (concurring with the exclusion of a proposal requesting a report using, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *Boeing Co.* (Feb. 5, 2010) (concurring with the exclusion of a proposal requesting the establishment of a board committee that "will follow the Universal Declaration of Human Rights," where the proposal failed to adequately describe the substantive provisions of the standard to be applied); *Johnson & Johnson* (Feb. 7, 2003) (Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations); *Occidental Petroleum Corp.* (Mar. 8, 2002) (concurring with the exclusion of a proposal requesting the implementation of a policy "consistent with" the "Voluntary Principles on Security and Human Rights"); *Kohl's Corp.* (Mar. 13, 2001) (concurring with the exclusion of a proposal requesting implementation of the "SA8000 Social Accountability Standards" from the Council of Economic Priorities).

The Staff's view that unexplained references to external rules do not adequately apprise shareholders of the information they need in order to make informed decisions clearly applies to this Proposal. The Proposal's reference to the Commission's rules is of central importance because it is one of only three provisions governing the critical issue of which requirements shareholders must meet in order to be eligible to utilize the nomination process contemplated by the Proposal. Thus, the failure of the Proposal to even identify, let alone explain, the disclosure requirements under the Commission's rules renders the Proposal vague and indefinite under Rule 14a-8(i)(3).

2. The Proposal Is Excludable Because It Is Subject to Multiple Interpretations With Respect to a Mandate Which Is Central to Its Implementation

Paragraph 5 of the Proposal states, "The board of directors shall adopt procedures for timely resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaws and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the 20% limit." This sentence, however, is fatally flawed because it is subject to multiple, legitimate but inconsistent readings, and neither shareholders nor the Company would know which reading inheres. If the shareholders were to approve the Proposal, the Company and its board of directors would not know what the shareholders had just instructed should happen, or even if all the shareholders even agreed with each other.

Consider the following two readings, each of which is mutually exclusive of the other.

- The sentence quoted may be a mandate that identifies three categories of **disputes** that may arise in the implementation of the Proposal and for which the board of directors is to adopt procedures for timely resolving: (1) disputes over whether notice of nomination was timely; (2) disputes over whether the nominating party's Disclosure and Statement satisfy Disney's bylaws and any applicable federal regulations; and (3) disputes over the priority given to multiple nominations exceeding the 20% limit.

- Alternatively, the sentence quoted may direct the board of directors to adopt three sets of **procedures**: (1) for timely resolving disputes over whether notice of a nomination was timely; (2) for determining whether the Disclosure and Statement satisfy the bylaws and any applicable federal regulations (or perhaps for timely resolving disputes over these matters); and (3) for determining the priority to be given to multiple nominations exceeding the 20% limit.

With regard to item (3) above (the priority to be given to multiple nominations exceeding the 20% limit), the two disparate readings could result in very different actions on the Board's part. Is the Board supposed to establish procedures to determine the priority to be given to multiple nominations?[1] Or is the Board supposed to adopt procedures for resolving disputes over which nominating shareholder in fact receives preference?[2]

The grammar, syntax and punctuation of the quoted sentence are so flawed that reasonable people may easily disagree over the correct interpretation. Indeed, we would submit that no one reading is entirely correct due to the poor draftsmanship of the sentence. This is far from a petty criticism as the flaw will make it impossible for either the shareholders voting on the Proposal or the board of directors trying to implement the Proposal (if it is approved by the shareholders) to be certain of what the language means and what the shareholders thought they were voting on.

The Staff has indicated that a proposal is excludable under Rule 14a-8(i)(3) if a material provision of the proposal is drafted such that it is subject to multiple interpretations. In *Bank Mutual Corp.* (Jan. 11, 2005), the Staff concurred with the exclusion of a proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the mandatory retirement age was to be 72 years or whether the mandatory retirement age would be determined when a director attains the age of 72. Similarly, in *Bristol-Myers Squibb Co.* (Feb. 19, 2009), the Staff agreed that the first proposal was vague and indefinite because it was drafted such that it could be interpreted to require either: (i) a shareholder right to call a special meeting with a prerequisite stock ownership threshold that did not apply to shareholders who were members of "management and/or the board";

---

[1] For example, should the Board decide that the first nominating party that meets the eligibility criteria and otherwise complies procedurally will have its nominee(s) included on the Company's proxy card? Or should the nominating party with the greatest holdings of Company stock have its nominee(s) included on the Company proxy card, regardless of where its nomination stands in terms of order of submission? In other words, should it be the "first" nominator that receives preference, or the "largest"? And is this something the Board is supposed to adopt procedures regarding? This is one valid reading of the vague and confusing text in the Proposal.

[2] For example, if the standard is that the "first" nominator receives preference, then the Board might be expected to adopt procedures governing how to resolve disputes over who was first, such as what date attaches to a nomination under different circumstances, and how must that date be proved in the event of a dispute. Or if the "largest" nominating shareholder will have the preference, perhaps the Board is supposed to adopt procedures to resolve disputes over which shares are to be counted in order to determine which nominating shareholder is in fact the largest?

or (ii) that any "exception or exclusion conditions" applied to shareholders also be applied to "management and/or the board". *See also The Dow Chemical Co.* (Feb. 17, 2009) and *General Electric Co.* (Jan. 26, 2009) (concurring with the exclusion of a proposal similar to that in *Bristol-Myers Squibb Co.*, above); *Fuqua Industries, Inc.* (concurring that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal"); *International Business Machines Corp.* (Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations); *Philadelphia Electric Co.* (Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders ... nor the [c]ompany ... would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); and *Capital One Financial Corp.* (Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

It would be difficult to properly evaluate the potential effect of implementing the Proposal without an understanding of the board of directors' role in this critical process. Are the directors to establish procedures for resolving three types of disputes? Or are they to establish procedures for three different substantive purposes, one (or maybe two) of which is to resolve an identified type of dispute? As a result of the vague and indefinite nature of the Proposal, shareholders would not know what they are voting on should the Proposal be presented and Disney would not know how it should implement the Proposal if it were approved by shareholders.

3. The Proposal Is Excludable Because It Contains Vaguely Worded Mandates, Such That Shareholders and Disney Cannot Determine What Actions Would Be Required

In addition to failing to identify and describe adequately the reference to requirements set forth in the Commission's rules, the Proposal includes vaguely worded mandates, such as those contained in paragraphs 3 and 5. Paragraph 3 of the Proposal contains the aforementioned reference to the "rules of the Securities & Exchange Commission" in relation to disclosure by nominating parties without an explanation of which specific rules and provisions the shareholders are to consider while voting on the Proposal.

In contrast, paragraph 5 of the Proposal includes a vague reference to "any applicable federal regulations" in the context of assessing whether the nominating parties' Disclosure and Statement (as defined in the Proposal) are satisfactory. Presumably, by using two different terms, the proponent is expecting two different meanings to apply. This open-ended reference to "any applicable federal regulations" suggests that shareholders are to consider federal law outside and beyond the scope of the aforementioned "rules of the Securities & Exchange Commission", but the Proposal does not explain a rationale or purpose behind such an expansive examination.

In each instance, the reference to vast and complex areas of law that are not generally understood by the public is potentially confounding and subject to multiple interpretations with respect to which standards shareholders are to apply in assessing the Proposal's requirements. Similarly, the actions that Disney is required to take are not adequately described in either paragraph.

The Staff has indicated that a Proposal is excludable under Rule 14a-8(i)(3) if the proposal requires a specific action but the proposal's description or reference to that action is vague and indefinite such that neither shareholders nor a company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See PetSmart Inc.* (April 12, 2010) (concurring with exclusion under Rule 14a-8(i)(3) of a proposal requesting the board to require that company suppliers bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of "the law," noting specifically that the proposal does not explain what the reference to "the law" means); *Cascade Financial Corp.* (Mar. 4, 2010) (concurring in exclusion of a proposal requesting that the company refrain from making any monetary charitable donations and otherwise eliminate all "non-essential expenditures"); *Bank of America Corp.* (Feb. 22, 2010) (concurring with exclusion of a proposal to amend the company's bylaws to establish a board committee on "US Economic Security," where the company argued that the proposed bylaw did not adequately explain the scope and duties of the proposed board committee); *General Electric Co.* (Dec. 31, 2009) (concurring with exclusion of a proposal specifying that each board member with at least eight years of tenure will be "forced ranked" and that the "bottom ranked" director not be re-nominated); *General Motors Corp.* (Mar. 26, 2009) (concurring with exclusion of proposal asserting that the company's "CEOs and directors" are overpaid and requesting elimination of "all incentives for the CEOs and the Board of Directors"); *Alaska Air Group Inc.* (Apr. 11, 2007) (concurring with the exclusion of a shareholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as vague and indefinite); *NSTAR* (Jan. 5, 2007) (concurring in the omission of a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the proponent failed to define the term "financial records"); and *Peoples Energy Corp.* (Nov. 23, 2004 *recon. denied* Dec. 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the charter and bylaws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect").

III. <u>Conclusion</u>

For the reasons discussed above, Disney would be unable to implement the Proposal with any confidence that it was in accordance with shareholder intent, even if it were approved by shareholders. As a result, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires". SLB 14B.

Based on the foregoing, we hereby respectfully request that the Staff agree in our view that the Proposal may be properly excluded from Disney's 2013 Proxy Materials in reliance on Rule 14a-8(i)(3). If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that Disney may omit the Proposal from its 2013 Proxy Materials, please contact me at (212) 474-1732. I would appreciate your sending your response via e-mail to me at JWhite@cravath.com as well as to Disney, attention of Roger Patterson, Associate General Counsel and Assistant Secretary at Roger.Patterson@disney.com.

Very truly yours,

/s/ John W. White
John W. White

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Encls.

Copy w/encls. to:

Legal & General Assurance (Pensions Management) Limited
One Coleman Street
London, EC2R 5AA
United Kingdom

Cornish F. Hitchcock
Hitchcock Law Firm PLLC
5505 Connecticut Avenue, NW, No. 304
Washington, DC 20015

Roger J. Patterson
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

VIA EMAIL AND FEDEX

EXHIBIT A

The Walt Disney Company

Roger J. Patterson
Associate General Counsel

September 24, 2012

VIA OVERNIGHT COURIER

Jeremy Smith
Legal and General Assurance (Pensions Management) Limited
One Coleman Street
London EC2R 5AA

Dear Mr. Smith:

This letter will acknowledge that we received on September 12, 2012, your letter dated September 7, 2012 submitting a proposal for consideration at the Company's 2013 annual meeting of stockholders regarding proxy access. As the time for the annual meeting comes closer, we will be in touch with you further regarding our response to your proposal.

Sincerely yours,

Roger J. Patterson

cc: Cornish F. Hitchcock

500 South Buena Vista Street, Burbank, California 91521-1242
Tel 818.560.6126 Fax 818.560.2092 roger.patterson@disney.com

Direct Tel +44 (0)20 3124 3124
Date 7th September 2012

Legal & General
INVESTMENT MANAGEMENT

RECEIVED

SEP 12 2012

ALAN BRAVERMAN

Mr. Alan N. Braverman
Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-1030 USA

Legal and General Assurance
(Pensions Management) Limited
One Coleman Street
London
EC2R 5AA
Tel: +44 (0)20 3124 3124

Via courier

Re: Shareholder proposal for 2013 annual meeting

Dear Mr. Bravermann:

On behalf of Legal & General Assurance (Pensions Management) Limited ("L&G"), I submit the enclosed shareholder proposal for inclusion in the proxy materials that The Walt Disney Company plans to circulate to shareholders in anticipation of the 2013 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to elections to the board of directors.

We are working with our client, Hermes Equity Ownership Services on this matter and would be very interested in having a dialogue with The Walt Disney Company regarding the issues raised by this resolution. Please advise how we can best effectuate such a dialogue.

Legal & General Assurance (Pensions Management) Limited has beneficially held over $2000 worth of Walt Disney Common Stock for more than one year and plans to continue ownership through the date of the 2013 annual meeting, which a representative is prepared to attend. These shares are held by Citibank under the account name of "L&G PENS MGT N AMER INDEX FUND." And "L&G PENS MGT N AMER NTH AMERICA LARGE CAP EQUITY INDEX FUND." A letter from Citibank confirming ownership is being provided under separate cover.

If you require any additional information, please let me know. Please address any correspondence in connection with this proposal to the undersigned and to Cornish F. Hitchcock, Hitchcock Law Firm PLLC, 5505 Connecticut Avenue, NW, No. 304, Washington, DC 20015, telephone: (202) 489-4813, e-mail: conh@hitchlaw.com.

Yours sincerely,

For and on behalf of
Legal & General Assurance (Pensions Management) Limited

RESOLVED: The shareholders of The Walt Disney Company ("Disney") ask the board of directors to adopt a "proxy access" bylaw under which Disney shall include in any proxy materials prepared for a shareholder meeting at which directors are to be elected the name, the Disclosure and the Statement (as defined herein) of any person nominated for election to the board of directors by a shareholder or group thereof (the "Nominator") that meets the criteria set out below, and Disney shall allow shareholders to vote on such nominee on Disney's proxy card. The number of shareholder-nominated candidates in proxy materials shall not exceed 20% of the number of directors then serving. This bylaw should provide that a Nominator must:

(a) have beneficially owned 3% or more of Disney's outstanding common stock continuously for at least three years before submitting the nomination;

(b) give Disney written notice within the time period identified in Disney's bylaws of information that the bylaws and rules of the Securities & Exchange Commission require about (i) the nominee, including his or her consent to being named in the proxy materials and to serving, if elected; and (ii) the Nominator, including proof of ownership of the required shares (the "Disclosure"); and

(c) certify that (i) it will assume liability stemming from any legal violation arising out of its communications with Disney shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws if it uses soliciting material other than Disney's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at Disney.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The board of directors shall adopt procedures for timely resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaws and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the 20% limit.

SUPPORTING STATEMENT

We question whether certain aspects of Disney's corporate governance provides appropriate accountability to shareholders and believe that Disney should adopt "proxy access" whereby shareholders can more easily promote independent candidates for the board. Some of the reasons we advocate this option include:

• The Board's recent decision to re-combine the roles of CEO and Chairman notwithstanding the Board's 2004 decision to split the two positions following a strong "no" vote by shareholders against Michael Eisner.

• Continued shareholder concerns about executive pay, witness last year's 43% vote *against* Disney's compensation practices, up from 2011.

• The Board can amend the bylaws without shareholder approval, while shareholders must obtain a majority of outstanding shares to amend the bylaws.

Shareholders adopted similar proposals at several companies last year, and Hewlett-Packard this year is introducing a management proposal urging shareholders to vote for this reform. We recommend you vote "FOR" this proposal.

7 September 2012

RECEIVED

SEP 10 2012

ALAN BRAVERMAN

Mr. Alan N. Braverman
Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California
91521-1030
USA

Via courier

Re: Shareholder Proposal for 2013 Annual Meeting

Dear Mr. Braverman,

I write in connection with the shareholder proposal recently submitted by Legal & General Assurance (Pensions Management) Limited ("L&G").

This will confirm that on the date L&G submitted that proposal, L&G beneficially held 66,587 shares of The Walt Disney Company under the account name of "L&G PENS MGT N AMER INDEX FUND DE E in DTC Citi 908 a/c 201820" and 142,972 shares under the account name of "L&G PENS MGT N AMER NTH AMERICA LARGE CAP EQUITY INDEX FUND DE B in "DTC Citi 908 a/c ***FISMA & OMB Memorandum M-07-16*** and that L&G continuously held more than $2000 worth of Disney common stock for more than one year prior to that date.

Yours sincerely,

Steve Hare
Vice President
Section Manager
London Client Services GTS Client Delivery EMEA

HITCHCOCK LAW FIRM PLLC
5505 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2601
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

9 November 2012

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail

Re: Request for no-action relief from The Walt Disney Company (incoming letter dated 23 October 2012)

Dear Counsel:

I write on behalf of Legal & General Assurance (Pensions Management) Limited, which submitted the proposal at issue here (the "Proposal") in conjunction with its client, Hermes Equity Ownership Services. By letter dated 23 October 2012, The Walt Disney Company ("Disney" or the "Company") sought no-action relief as to this Proposal, which had been submitted for inclusion in the proxy materials to be distributed prior to Disney's 2013 annual meeting. For the reasons set forth below, we respectfully ask the Division to deny the requested relief.

The proposal and Disney's objections.

The Proposal is a garden-variety "proxy access" proposal that asks Disney to adopt a bylaw under which holders of at least three percent of Disney's outstanding shares for three years may nominate candidates for the board of directors and have those candidates included in the company-prepared proxy materials. The total number of candidates nominated in this fashion cannot exceed 20 percent of the number of board members then serving. The Proposal tracks the key elements of a rule that the Commission adopted in 2010 and that was remanded to the Commission for further consideration a year later.

Although the point is not legally relevant, we note that this Proposal is virtually identical to proposals that were adopted by a majority of the shares voted earlier this year at Chesapeake Energy Corp. and Nabors Corp. A similar proposal to Hewlett-Packard was withdrawn after HP agreed to place the matter in its 2013 proxy materials and urge a "yes" vote by its shareholders. Other proxy access proposals with lower eligibility thresholds were voted at other companies in 2012.

Despite the familiarity of companies, stockholders and the Commission with proxy access proposals, Disney has opted to object to certain minor aspects of the Proposal on the ground that they are materially false or misleading within the meaning of Rule 14a-9 and may thus be excluded from Disney's proxy under Rule 14a-8(i)(3). As we now explain, Disney has not sustained its burden of proving that the Proposal may be excluded. We take each point in turn.

1. Alleged failure to describe adequately the substantive SEC rules.

Disney's first challenge is to the language in part (b) of the "resolved" clause which states that in adopting a proxy access bylaw, Disney should require a nominating party to provide Disney with "written notice within the time period identified in Disney's bylaws of information that the bylaws and rules of the Securities & Exchange Commission require about . . . the nominee . . . and the Nominator, including proof of ownership of the required shares."

According to Disney, this language is materially false or misleading because it does not set out the substance of pertinent SEC rules on disclosures. More precisely, Disney argues (at p. 4) that the Proposal is misleading because it refers to this "external standard to implement a central aspect of the proposal," but with inadequate guidance as to what those rules require.

Disney reads the quoted language too closely. The "central aspect" of this Proposal is the requested policy of granting proxy access to holders of three percent of the shares for three years who want to nominate candidates for up to 20 percent of the board seats. The language that Disney cites involves what is at best a secondary element, namely, that anyone nominating candidates for inclusion in the proxy must submit the proper paperwork. To be sure, lawyers are trained to view paperwork as the "central aspect" of many events or transactions; in this context, however, the need for a nominating party to get the paperwork right is not central or material to a shareholder's understanding of the Proposal as a whole.

Differently put, there is here no need to cite chapter and verse from the Commission's regulations because the focus is on the *policy* question of whether Disney should adopt a proxy access regime. The reference to bylaws and SEC rules is included simply to say that anyone using proxy access, if implemented, should comply with disclosure rules in Disney's bylaws and with SEC rules, *whatever those bylaws and rules may say.*[1] Yes, Commission rules may require slightly different

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[1] If anything, the strained nature of Disney's argument is underscored by the fact that the Proposal cites not one, but two "external standards" – bylaws and SEC rules. Oddly, Disney claims only that the generic reference to SEC rules is insufficient, while raising no objection to an equally generic reference to its bylaws.

disclosures in different situations, but if Disney should adopt a proxy access regime, any nominating party or nominee who tries to use that regime will have to follow whichever rules apply to their particular situation.

The specifics that Disney has combed from SEC rules demonstrate the trivial nature of Disney's objection. Specifically, Disney notes that the disclosure requirements under Schedule 14A differ from those under Schedule 14N, notably the fact that nominating parties filing Schedule 14N must disclose "threatened" legal actions as well as "material" proceedings; also, associates of the nominee need not be disclosed under Schedule 14A. These distinctions are surely not material to Disney's investors or to an understanding of the concept of "3% for three years with a 20% cap." Indeed, it is difficult to imagine that a stockholder's vote on the Proposal would be affected because the Proposal fails to say whether a nominating party or nominee would be providing information on Schedule 14A, Schedule 14N or something else. The material question in this case is whether proxy access should be an option for stockholders, with the precise details as to paperwork to be guided by whatever SEC rules may apply in a given situation.

Disney notes too that there are different disclosure requirements for nominating parties under Rule 14a-8(b) and Rule 14a-18, particularly with respect to proof of ownership. The differences are not material to the core question raised by the Proposal, however. Indeed the reference to Rule 14a-8(b) is quite a stretch and is apparently included for the sole purpose of being able to cite *Chiquita Brands International, Inc.* (7 March 2012), where the Division agreed as to the exclusion of a proxy access proposal stating that the qualifications for being a nominating party were those set forth in Rule 14a-8(b) – with no explanation of that rule. The Division's ruling in *Chiquita* certainly makes sense, since the contents of Rule 14a-8(b) are not common knowledge, yet they are critical to understanding who would be eligible to nominate candidates based on the size and amount of their holdings.

Other authorities cited by Disney (at pp. 5-6) may be distinguished on similar grounds, e.g., *AT&T Inc.* (16 February 2010), referring to "grassroots lobbying communications as defined in 26 CFR § 56.4911-2." The Division has also taken the position that proponents cannot simply ask for the adoption of "guidelines" or "declarations" or "principles" or "recommendations" prepared by third parties without telling shareholders what those documents say or which specific guidelines, etc. would be applied to the specific situation of the company. *But compare McDonald's Corporation* (16 January 2007) (disagreeing as to exclusion of a proposal seeking to amend company's code of conduct "based on" certain ILO standards as the policy was clear and the company was given flexibility as to the precise elements).

Here, by contrast, the specific eligibility requirements being proposed – three percent for three years up to 20 percent of the board seats – are numerically specific and clearly articulated in the "Resolved" clause. There can be no doubt as to the "material" aspects of the Proposal. How a nominating party or nominee goes about meeting those requirements – and any other standards that may govern – is plainly a subsidiary question and not material to an investor's understanding of the substance of the Proposal.

In brief, we are not dealing here with a proposal that is "inherently" vague and indefinite" within the meaning of Staff Legal Bulletin 14B. The Proposal does what shareholder resolutions are supposed to do: raise a policy issue that is appropriate for shareholders to consider and leave the details of implementation to the company.

For these reasons, we respectfully submit that the objections are misplaced and should be rejected. That said, without conceding the point, and should the Division deem it necessary, we are willing to make either of the following changes in part (b) of the "resolved" clause:

(a) insert the word "applicable" between "and" and "rules"; or

(b) delete the phrase "written notice within the time period identified in Disney's bylaws or information that the bylaws and rules of the Securities & Exchange Commission require about . . ." and replace it with "timely written notice about . . .."

2. <u>Alleged multiple interpretations to a supposed central mandate.</u>

Disney next objects to this sentence"The board of directors shall adopt procedures for timely resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaws and any applicable federal regulations, and the prior to be given to multiple nominations exceeding the 20% threshold" [for the number of shareholder-nominated candidates about whom information must be included in the company-prepared proxy materials].

The purpose of the sentence and paragraph are clear. As the Commission recognized during its rulemakings on this topic, issues may arise as to the three items mentioned specifically, *i.e.*, whether a nomination is timely, whether the nominating party has provided all the requisite information and what to do if the company receives multiple nominations from multiple shareholders who nominate a total number of candidates exceeding the 20 percent threshold. The Proposal does no more than recognize that such issues may arise and asks the board to adopt "procedures for timely resolving disputes" on these matters.[2]

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[2] Note that Disney never argues that information on whether "largest" wins over "first" is material to a shareholder's decision on how to vote on the Proposal.

Disney's objection seems to focus on the word "disputes" in the quoted phrase, but "disputes" is accurate, as there may easily be disputes arising between the company and nominating parties as to the first two items and between nominating parties as to the third. Disney's purported distinction between "disputes" and "procedures" for resolving them makes no sense, as the argument would seem to suggest that the Proposal should be read to say that the Company should adopt "procedures for resolving disputes" – and then not use those procedures.

The examples that Disney cites in the footnotes do not bolster its argument. Disney raises questions about whether, when faced with multiple nominations, the Company should include nominees of the nominating party who is "first" to nominate candidates or the one who has the largest holdings. The Proposal takes no position on whether Disney should adopt a "first" standard, a "largest" standard, a hybrid standard or something else.

The Proposal does nothing more than recognize that such issues may occur and asks the Company to adopt procedures for resolving issues over whether "largest" should trump "first" or *vice versa* or something else. The key substantive points – three percent for three years with shareholder nominees filling no more than 20 percent of the board – are clearly set out in the text. The challenged sentence does little more than state what should be obvious: If multiple shareholders nominate candidates, and if each slate would qualify for inclusion in the proxy materials standing alone, there will be a "dispute" over which names to include, and the board should adopt a "procedure" for resolving that dispute, *i.e.*, largest, first or something else. The "procedure" can appear in the requested bylaw and identify which procedure the board has chosen, *e.g.*, in the event of multiple nominations, the board will select the nominees of the nominating party with the largest holding.

The Company pads its letter with a long list of decisions that stand for the unremarkable conclusion that proposals that are subject to multiple interpretations may be excluded. However, those letters are irrelevant here, as the basic policy elements of the Proposal are defined with numerical precision, and the details of how to implement that core policy decision are left to the Company's discretion.

3. Alleged vaguely worded mandates.

Disney argues that there is ambiguity because part (b) of the "resolved" clause refers to "rules of the Securities & Exchange Commission," whereas a later paragraph in that clause (the one just discussed) refers to "any applicable federal regulations." Disney suggests (at pp. 8-9) that the disparity is significant because the latter phrase covers far more ground than the former phrase and that shareholders and that the latter reference must intend to pick up a broader spectrum of regulatory restrictions that are "potentially confounding" to Disney's investors.

Disney never suggests what additional regulations that are "*applicable*" here would spring to an investor's mind, assuming that he or she parses the language as finely as Disney's counsel has done, spots the different verbal formulations and ponders whether there are dual meanings. Disney's argument cannot be taken seriously. The thrust of both references is the same, namely, the Company should comply with *whatever* regulations may be applicable following adoption of a proxy access process. A detailed knowledge of the contents of any such disclosure requirements is not necessary to understand and vote on the "3%-3 years-20%" standard that is at the heart of the Proposal.

That said, without conceding the point, and should the Division deem a change necessary, we are willing to harmonize the current reference to "any applicable *federal* regulations" so that it would instead read "any applicable *SEC* regulations". Alternatively, the clause could say "whether the Disclosure and Statement satisfy all applicable requirements" or "whether the Disclosure and Statement are valid".[3]

Conclusion.

When proxy access was being debated before the Commission, opponents argued against a "one size fits all" rule and in favor of "private ordering," whereby shareholders and companies would be able to have a dialogue on what approach made sense for a given company. This Proposal is an attempt to open such a dialogue at Disney, and it is disappointing to see Disney respond with hyper-technical objections on minor points.

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[3] We can already anticipate Disney's protests that any proposed language changes are not minor and should not be allowed; moreover, our willingness to accommodate any linguistic concerns underscores how utterly incomprehensible the proposal is. The fact of the matter is that in implementing the requested "3%-3 years-20% cap" policy, Disney will inevitably have to identify what information must be submitted and when – and there will likely be disputes between the Company and nominating parties as to whether all requirements have been met. The details of what Disney will require on some issues cannot be predicted in advance, but it is logical to assume that there will be some reference to the need to comply with SEC regulations, as indeed Section 10(a)(2) of Disney's bylaws now mandates (requiring as to shareholder nominees the submission of "all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended"). Form 8-K (16 March 2010), *available at*
http://www.sec.gov/Archives/edgar/data/1001039/000119312510058516/dex32.htm.

Be that as it may, we respectfully submit that Disney has not sustained its burden of showing that the Proposal may be excluded from Disney's proxy materials, and we ask the Division to deny the requested relief.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is further information that we can provide.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: John W. White, Esq.

CRAVATH, SWAINE & MOORE LLP

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WRITER'S DIRECT DIAL NUMBER

(212) 474-1732

October 23, 2012

<u>The Walt Disney Company</u>
<u>Shareholder Proposal of Legal & General Assurance</u>
<u>(Pensions Management) Limited</u>
<u>Securities Exchange Act of 1934 Rule 14a-8</u>

Ladies and Gentlemen:

On behalf of our client, the Walt Disney Company ("Disney"), we write to inform you of Disney's intention to exclude from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") received from Legal & General Assurance (Pensions Management) Limited (the "Proponent").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that Disney may, for the reasons set forth below, properly exclude the Proposal from the 2013 Proxy Materials. Disney has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent concurrently to the Proponent. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal to the Staff, via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence

should be furnished concurrently to the undersigned on behalf of Disney pursuant to Rule 14a-8(k) and SLB 14D.

I. **The Proposal**

The Proponent requests that the following matter be submitted to a vote of the shareholders at the next Annual Meeting of Shareholders:

> "RESOLVED: The shareholders of The Walt Disney Company ("Disney") ask the board of directors to adopt a "proxy access" bylaw under which Disney shall include in any proxy materials prepared for a shareholder meeting at which directors are to be elected the name, the Disclosure and the Statement (as defined herein) of any person nominated for election to the board of directors by a shareholder or group thereof (the "Nominator") that meets the criteria set out below, and Disney shall allow shareholders to vote on such nominee on Disney's proxy card. The number of shareholder-nominated candidates in proxy materials shall not exceed 20% of the number of directors then serving. This bylaw should provide that a Nominator must:
>
> (a) have beneficially owned 3% or more of Disney's outstanding common stock continuously for at least three years before submitting the nomination;
>
> (b) give Disney written notice within the time period identified in Disney's bylaws of information that the bylaws and rules of the Securities & Exchange Commission require about (i) the nominee, including his or her consent to being named in the proxy materials and to serving, if elected; and (ii) the Nominator, including proof of ownership of the required shares (the "Disclosure"); and
>
> (c) certify that (i) it will assume liability stemming from any legal violation arising out of its communications with Disney shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws if it uses soliciting material other than Disney's proxy materials; and (c) [*sic*] to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at Disney.
>
> The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The board of directors shall adopt procedures for timely resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaws and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the 20% limit."

Disney received the Proposal on September 12, 2012. A copy of the Proposal, the Proponent's cover letter submitting the Proposal and other correspondence relating to the Proposal are attached hereto as Exhibit A.

II. Grounds for Omission

As discussed more fully below, Disney believes that it may properly omit the Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and would therefore be inherently misleading.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareholder proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials". The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also* Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

In this regard, the Staff has concurred with the exclusion of shareholder proposals regarding the process and criteria for the nomination of directors when important aspects of the process or criteria are not clearly described. *See Norfolk Southern Corp.* (Feb. 13, 2002) (permitting exclusion of proposal pertaining to specific director qualifications because "the proposal includes criteria toward that object that are vague and indefinite"); *Dow Jones & Co.* (Mar. 9, 2000) (permitting exclusion of proposal requesting adoption of novel process for electing directors as "vague and indefinite").

Moreover, the Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991) (*"Fuqua Industries, Inc."*). *See Bank of America Corp.* (June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'").

Against this legal backdrop, we would point out the following specific items that render the current Proposal excludable on these grounds.

1. The Proposal Is Excludable Because the Reference to the Requirements Under the Rules of the Commission Does Not Adequately Identify or Describe the Substantive Provisions of These Requirements

The Proposal states that Disney must include on its proxy card and in its proxy materials any nominee submitted by nominating parties that meet certain qualifications. A nominating party must therefore provide Disney with "information that the bylaws and rules of the Securities & Exchange Commission require about ... the nominee... and ... the Nominator, including proof of ownership of the required shares". The Proposal relies upon the rules of the Commission as an external standard in order to implement a central aspect of the Proposal—disclosure requirements relating to the nominating party (the "Nominator") (including proof of ownership as an eligibility requirement) and the nominee —but fails to describe the substantive provisions of the rules it invokes. By failing to provide more guidance, the Proposal is impermissibly vague as to the disclosure that might be required with respect to both Nominators and nominees.

With respect to information about shareholder nominees, the Commission's rules have several different standards that may apply here, including Schedule 14A, Schedule 14N and various provisions in Rule 14a. For example, under Schedule 14A, nominating parties must furnish information about material legal proceedings between the company and the shareholder's nominee. The relevant information must include any legal proceedings between the company and any of the nominee's associates. Conversely, the scope of disclosure under Schedule 14N is quite different: associates of the nominee are not included, but the nominating party must disclose "threatened" as well as "material" proceedings. The Proposal directs shareholders to disclosure requirements under the "rules" of the Commission without identifying which specific rule or standard should be applied in this case. Without more guidance, shareholders are left to guess about the relevant scope of disclosure for would-be director nominees, which plays a central role in any voter's consideration of the Proposal.

With respect to information about a Nominator, the Commission's rules include two different disclosure requirements about persons submitting items for inclusion on the proxy card (here, the Nominator), including Rule 14a-8(b) and Rule 14a-18. Under Rule 14a-8(b), shareholders that are not record holders must submit proof of ownership (in the form of a statement from the record holder or filings made on Schedule 13D or Schedule 13G) as well as disclose their intention to hold the securities through the date of the meeting of shareholders. Alternatively, under Rule 14a-18, shareholders must follow similar proof of ownership procedures but the corresponding disclosure requirements are much more demanding. These requirements include descriptions of the shareholders' involvement in certain legal matters as well as disclosure of certain relationships between shareholders and the company, all of which must be filed with the

Commission on Schedule 14N. The Proposal does not specify which standard applies in this context; the only guidance that voting shareholders receive is a broad reference to the "rules of the Securities & Exchange Commission". Absent an explanation of which of the Commission's rules apply for the purposes of this Proposal, shareholders will be unable to determine the effect of implementing the Proposal that they are being asked to vote upon.

Similarly, one aspect of the Commission's rules that the Proposal specifies—proof of ownership of the required shares—is subject to an ownership standard that is not generally understood by the public. Moreover, the standard is complicated and subject to numerous interpretations by the Commission and the Staff. *See* Exchange Act Release No. 20091 (Aug. 16, 1983), at n.5 (addressing the eligibility of groups); Staff Legal Bulletin No. 14 (Jul. 13,2001) (interpreting, among other items, how to calculate the market value of a shareholder's securities and what class of security a proponent must own to qualify under Rule l4a-8(b)); Staff Legal Bulletin No. l4F (Oct. 18, 2011) (clarifying which brokers and banks constitute "record" holders under Rule 14a-8(b)(2)(i)). Given the various interpretations addressing the proof of ownership standard by which shareholders must abide, the Proposal's lack of explanation on this topic is prohibitively indefinite. Certainly, if shareholders relying on Rule 14a-8(b) to submit proposals cannot be expected to understand the rule's eligibility requirements without some form of explanation, Disney's shareholders cannot be expected to make an informed decision regarding the Proposal without an identification and explanation of the rules and requirements to be applied.

The Staff has previously concurred with the exclusion of proxy access proposals as vague and indefinite when the proposals called for a determination based on specific requirements but failed to provide sufficient guidance, such as is the case with the Proposal's failure to sufficiently explain the reference to the Commission's rules. For example, in *Chiquita Brands International, Inc.* (Mar. 7, 2012), the Staff permitted the exclusion of a proposal that sought the inclusion of director nominees in the company's proxy materials submitted by shareholders who satisfied the "SEC Rule 14a-8(b) eligibility requirements". The Staff concurred with the company's argument that the specific eligibility requirements represented a central aspect of the proposal and that shareholders would not be able to determine the requirements based on the proposal's reference to Rule 14a-8(b), stating that "neither shareholders nor Chiquita would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires". *See MEMC Electronic Materials, Inc.* (Mar. 7, 2012) (concurring with the exclusion of a similar proposal); *Sprint Nextel Corp.* (Mar. 7, 2012) (concurring with the exclusion of a similar proposal); *Dell Inc.* (Mar. 30, 2012) (concurring with the exclusion of a similar proposal).

Similarly, in *AT&T Inc.* (Feb. 16, 2010), the Staff permitted the exclusion of a proposal that sought a report disclosing, among other items, "[p]ayments ... used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2". The Staff concurred with the company's argument that the term "grassroots lobbying communications" was a material element of the proposal and that the reference to the Code of Federal Regulations did not clarify its meaning. *See JP Morgan Chase & Co.*

(Mar. 5, 2010) (concurring with the exclusion of a similar proposal); *see also Exxon Mobil Corp.* (Mar. 21, 2011) (concurring with the exclusion of a proposal requesting a report using, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *Boeing Co.* (Feb. 5, 2010) (concurring with the exclusion of a proposal requesting the establishment of a board committee that "will follow the Universal Declaration of Human Rights," where the proposal failed to adequately describe the substantive provisions of the standard to be applied); *Johnson & Johnson* (Feb. 7, 2003) (Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations); *Occidental Petroleum Corp.* (Mar. 8, 2002) (concurring with the exclusion of a proposal requesting the implementation of a policy "consistent with" the "Voluntary Principles on Security and Human Rights"); *Kohl's Corp.* (Mar. 13, 2001) (concurring with the exclusion of a proposal requesting implementation of the "SA8000 Social Accountability Standards" from the Council of Economic Priorities).

The Staff's view that unexplained references to external rules do not adequately apprise shareholders of the information they need in order to make informed decisions clearly applies to this Proposal. The Proposal's reference to the Commission's rules is of central importance because it is one of only three provisions governing the critical issue of which requirements shareholders must meet in order to be eligible to utilize the nomination process contemplated by the Proposal. Thus, the failure of the Proposal to even identify, let alone explain, the disclosure requirements under the Commission's rules renders the Proposal vague and indefinite under Rule 14a-8(i)(3).

2. <u>The Proposal Is Excludable Because It Is Subject to Multiple Interpretations With Respect to a Mandate Which Is Central to Its Implementation</u>

Paragraph 5 of the Proposal states, "The board of directors shall adopt procedures for timely resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaws and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the 20% limit." This sentence, however, is fatally flawed because it is subject to multiple, legitimate but inconsistent readings, and neither shareholders nor the Company would know which reading inheres. If the shareholders were to approve the Proposal, the Company and its board of directors would not know what the shareholders had just instructed should happen, or even if all the shareholders even agreed with each other.

Consider the following two readings, each of which is mutually exclusive of the other.

- The sentence quoted may be a mandate that identifies three categories of **disputes** that may arise in the implementation of the Proposal and for which the board of directors is to adopt procedures for timely resolving: (1) disputes over whether notice of nomination was timely; (2) disputes over whether the nominating party's Disclosure and Statement satisfy Disney's bylaws and any applicable federal regulations; and (3) disputes over the priority given to multiple nominations exceeding the 20% limit.

- Alternatively, the sentence quoted may direct the board of directors to adopt three sets of **procedures**: (1) for timely resolving disputes over whether notice of a nomination was timely; (2) for determining whether the Disclosure and Statement satisfy the bylaws and any applicable federal regulations (or perhaps for timely resolving disputes over these matters); and (3) for determining the priority to be given to multiple nominations exceeding the 20% limit.

With regard to item (3) above (the priority to be given to multiple nominations exceeding the 20% limit), the two disparate readings could result in very different actions on the Board's part. Is the Board supposed to establish procedures to determine the priority to be given to multiple nominations?[1] Or is the Board supposed to adopt procedures for resolving disputes over which nominating shareholder in fact receives preference?[2]

The grammar, syntax and punctuation of the quoted sentence are so flawed that reasonable people may easily disagree over the correct interpretation. Indeed, we would submit that no one reading is entirely correct due to the poor draftsmanship of the sentence. This is far from a petty criticism as the flaw will make it impossible for either the shareholders voting on the Proposal or the board of directors trying to implement the Proposal (if it is approved by the shareholders) to be certain of what the language means and what the shareholders thought they were voting on.

The Staff has indicated that a proposal is excludable under Rule 14a-8(i)(3) if a material provision of the proposal is drafted such that it is subject to multiple interpretations. In *Bank Mutual Corp.* (Jan. 11, 2005), the Staff concurred with the exclusion of a proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the mandatory retirement age was to be 72 years or whether the mandatory retirement age would be determined when a director attains the age of 72. Similarly, in *Bristol-Myers Squibb Co.* (Feb. 19, 2009), the Staff agreed that the first proposal was vague and indefinite because it was drafted such that it could be interpreted to require either: (i) a shareholder right to call a special meeting with a prerequisite stock ownership threshold that did not apply to shareholders who were members of "management and/or the board";

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[1] For example, should the Board decide that the first nominating party that meets the eligibility criteria and otherwise complies procedurally will have its nominee(s) included on the Company's proxy card? Or should the nominating party with the greatest holdings of Company stock have its nominee(s) included on the Company proxy card, regardless of where its nomination stands in terms of order of submission? In other words, should it be the "first" nominator that receives preference, or the "largest"? And is this something the Board is supposed to adopt procedures regarding? This is one valid reading of the vague and confusing text in the Proposal.

[2] For example, if the standard is that the "first" nominator receives preference, then the Board might be expected to adopt procedures governing how to resolve disputes over who was first, such as what date attaches to a nomination under different circumstances, and how must that date be proved in the event of a dispute. Or if the "largest" nominating shareholder will have the preference, perhaps the Board is supposed to adopt procedures to resolve disputes over which shares are to be counted in order to determine which nominating shareholder is in fact the largest?

or (ii) that any "exception or exclusion conditions" applied to shareholders also be applied to "management and/or the board". *See also The Dow Chemical Co.* (Feb. 17, 2009) and *General Electric Co.* (Jan. 26, 2009) (concurring with the exclusion of a proposal similar to that in *Bristol-Myers Squibb Co.*, above); *Fuqua Industries, Inc.* (concurring that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal"); *International Business Machines Corp.* (Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations); *Philadelphia Electric Co.* (Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders ... nor the [c]ompany ... would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); and *Capital One Financial Corp.* (Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

It would be difficult to properly evaluate the potential effect of implementing the Proposal without an understanding of the board of directors' role in this critical process. Are the directors to establish procedures for resolving three types of disputes? Or are they to establish procedures for three different substantive purposes, one (or maybe two) of which is to resolve an identified type of dispute? As a result of the vague and indefinite nature of the Proposal, shareholders would not know what they are voting on should the Proposal be presented and Disney would not know how it should implement the Proposal if it were approved by shareholders.

3. The Proposal Is Excludable Because It Contains Vaguely Worded Mandates, Such That Shareholders and Disney Cannot Determine What Actions Would Be Required

In addition to failing to identify and describe adequately the reference to requirements set forth in the Commission's rules, the Proposal includes vaguely worded mandates, such as those contained in paragraphs 3 and 5. Paragraph 3 of the Proposal contains the aforementioned reference to the "rules of the Securities & Exchange Commission" in relation to disclosure by nominating parties without an explanation of which specific rules and provisions the shareholders are to consider while voting on the Proposal.

In contrast, paragraph 5 of the Proposal includes a vague reference to "any applicable federal regulations" in the context of assessing whether the nominating parties' Disclosure and Statement (as defined in the Proposal) are satisfactory. Presumably, by using two different terms, the proponent is expecting two different meanings to apply. This open-ended reference to "any applicable federal regulations" suggests that shareholders are to consider federal law outside and beyond the scope of the aforementioned "rules of the Securities & Exchange Commission", but the Proposal does not explain a rationale or purpose behind such an expansive examination.

In each instance, the reference to vast and complex areas of law that are not generally understood by the public is potentially confounding and subject to multiple interpretations with respect to which standards shareholders are to apply in assessing the Proposal's requirements. Similarly, the actions that Disney is required to take are not adequately described in either paragraph.

The Staff has indicated that a Proposal is excludable under Rule 14a-8(i)(3) if the proposal requires a specific action but the proposal's description or reference to that action is vague and indefinite such that neither shareholders nor a company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See PetSmart Inc.* (April 12, 2010) (concurring with exclusion under Rule 14a-8(i)(3) of a proposal requesting the board to require that company suppliers bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of "the law," noting specifically that the proposal does not explain what the reference to "the law" means); *Cascade Financial Corp.* (Mar. 4, 2010) (concurring in exclusion of a proposal requesting that the company refrain from making any monetary charitable donations and otherwise eliminate all "non-essential expenditures"); *Bank of America Corp.* (Feb. 22, 2010) (concurring with exclusion of a proposal to amend the company's bylaws to establish a board committee on "US Economic Security," where the company argued that the proposed bylaw did not adequately explain the scope and duties of the proposed board committee); *General Electric Co.* (Dec. 31, 2009) (concurring with exclusion of a proposal specifying that each board member with at least eight years of tenure will be "forced ranked" and that the "bottom ranked" director not be re-nominated); *General Motors Corp.* (Mar. 26, 2009) (concurring with exclusion of proposal asserting that the company's "CEOs and directors" are overpaid and requesting elimination of "all incentives for the CEOs and the Board of Directors"); *Alaska Air Group Inc.* (Apr. 11, 2007) (concurring with the exclusion of a shareholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as vague and indefinite); *NSTAR* (Jan. 5, 2007) (concurring in the omission of a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the proponent failed to define the term "financial records"); and *Peoples Energy Corp.* (Nov. 23, 2004 *recon. denied* Dec. 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the charter and bylaws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect").

III. Conclusion

For the reasons discussed above, Disney would be unable to implement the Proposal with any confidence that it was in accordance with shareholder intent, even if it were approved by shareholders. As a result, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires". SLB 14B.

Based on the foregoing, we hereby respectfully request that the Staff agree in our view that the Proposal may be properly excluded from Disney's 2013 Proxy Materials in reliance on Rule 14a-8(i)(3). If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that Disney may omit the Proposal from its 2013 Proxy Materials, please contact me at (212) 474-1732. I would appreciate your sending your response via e-mail to me at JWhite@cravath.com as well as to Disney, attention of Roger Patterson, Associate General Counsel and Assistant Secretary at Roger.Patterson@disney.com.

Very truly yours,

/s/ John W. White

John W. White

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Encls.

Copy w/encls. to:

Legal & General Assurance (Pensions Management) Limited
One Coleman Street
London, EC2R 5AA
United Kingdom

Cornish F. Hitchcock
Hitchcock Law Firm PLLC
5505 Connecticut Avenue, NW, No. 304
Washington, DC 20015

Roger J. Patterson
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

VIA EMAIL AND FEDEX

EXHIBIT A

The Walt Disney Company

Roger J. Patterson
Associate General Counsel

September 24, 2012

VIA OVERNIGHT COURIER

Jeremy Smith
Legal and General Assurance (Pensions Management) Limited
One Coleman Street
London EC2R 5AA

Dear Mr. Smith:

This letter will acknowledge that we received on September 12, 2012, your letter dated September 7, 2012 submitting a proposal for consideration at the Company's 2013 annual meeting of stockholders regarding proxy access. As the time for the annual meeting comes closer, we will be in touch with you further regarding our response to your proposal.

Sincerely yours,

Roger J. Patterson

cc: Cornish F. Hitchcock

500 South Buena Vista Street, Burbank, California 91521-1242
Tel 818.560.6126 Fax 818.560.2092 roger.patterson@disney.com

Direct Tel +44 (0)20 3124 3124
Date 7th September 2012

RECEIVED
SEP 12 2012
ALAN BRAVERMAN

Legal & General
INVESTMENT MANAGEMENT

Mr. Alan N. Braverman
Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-1030 USA

Legal and General Assurance
(Pensions Management) Limited
One Coleman Street
London
EC2R 5AA
Tel: +44 (0)20 3124 3124

Via courier

Re: Shareholder proposal for 2013 annual meeting

Dear Mr. Bravermann:

On behalf of Legal & General Assurance (Pensions Management) Limited ("L&G"), I submit the enclosed shareholder proposal for inclusion in the proxy materials that The Walt Disney Company plans to circulate to shareholders in anticipation of the 2013 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to elections to the board of directors.

We are working with our client, Hermes Equity Ownership Services on this matter and would be very interested in having a dialogue with The Walt Disney Company regarding the issues raised by this resolution. Please advise how we can best effectuate such a dialogue.

Legal & General Assurance (Pensions Management) Limited has beneficially held over $2000 worth of Walt Disney Common Stock for more than one year and plans to continue ownership through the date of the 2013 annual meeting, which a representative is prepared to attend. These shares are held by Citibank under the account name of "L&G PENS MGT N AMER INDEX FUND." And "L&G PENS MGT N AMER NTH AMERICA LARGE CAP EQUITY INDEX FUND." A letter from Citibank confirming ownership is being provided under separate cover.

If you require any additional information, please let me know. Please address any correspondence in connection with this proposal to the undersigned and to Cornish F. Hitchcock, Hitchcock Law Firm PLLC, 5505 Connecticut Avenue, NW, No. 304, Washington, DC 20015, telephone: (202) 489-4813, e-mail: conh@hitchlaw.com.

Yours sincerely,

For and on behalf of
Legal & General Assurance (Pensions Management) Limited

RESOLVED: The shareholders of The Walt Disney Company ("Disney") ask the board of directors to adopt a "proxy access" bylaw under which Disney shall include in any proxy materials prepared for a shareholder meeting at which directors are to be elected the name, the Disclosure and the Statement (as defined herein) of any person nominated for election to the board of directors by a shareholder or group thereof (the "Nominator") that meets the criteria set out below, and Disney shall allow shareholders to vote on such nominee on Disney's proxy card. The number of shareholder-nominated candidates in proxy materials shall not exceed 20% of the number of directors then serving. This bylaw should provide that a Nominator must:

(a) have beneficially owned 3% or more of Disney's outstanding common stock continuously for at least three years before submitting the nomination;

(b) give Disney written notice within the time period identified in Disney's bylaws of information that the bylaws and rules of the Securities & Exchange Commission require about (i) the nominee, including his or her consent to being named in the proxy materials and to serving, if elected; and (ii) the Nominator, including proof of ownership of the required shares (the "Disclosure"); and

(c) certify that (i) it will assume liability stemming from any legal violation arising out of its communications with Disney shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws if it uses soliciting material other than Disney's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at Disney.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The board of directors shall adopt procedures for timely resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaws and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the 20% limit.

SUPPORTING STATEMENT

We question whether certain aspects of Disney's corporate governance provides appropriate accountability to shareholders and believe that Disney should adopt "proxy access" whereby shareholders can more easily promote independent candidates for the board. Some of the reasons we advocate this option include:

• The Board's recent decision to re-combine the roles of CEO and Chairman notwithstanding the Board's 2004 decision to split the two positions following a strong "no" vote by shareholders against Michael Eisner.

• Continued shareholder concerns about executive pay, witness last year's 43% vote *against* Disney's compensation practices, up from 2011.

• The Board can amend the bylaws without shareholder approval, while shareholders must obtain a majority of outstanding shares to amend the bylaws.

Shareholders adopted similar proposals at several companies last year, and Hewlett-Packard this year is introducing a management proposal urging shareholders to vote for this reform. We recommend you vote "FOR" this proposal.

Steve Hare
Vice President

Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB United Kingdom

T +44 (0)20 7986 [illegible]
F +44 (0)20 7986 [illegible]
steve.hare@citi.com

citi

7 September 2012

RECEIVED
SEP 10 2012
ALAN BRAVERMAN

Mr. Alan N. Braverman
Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California
91521-1030
USA

Via courier

Re: Shareholder Proposal for 2013 Annual Meeting

Dear Mr. Braverman,

I write in connection with the shareholder proposal recently submitted by Legal & General Assurance (Pensions Management) Limited ("L&G").

This will confirm that on the date L&G submitted that proposal, L&G beneficially held 66,587 shares of The Walt Disney Company under the account name of "L&G PENS MGT N AMER INDEX FUND DE E in DTC Citi 908 a/c FISMA & OMB Memorandum M-07-16 and 142,972 shares under the account name of "L&G PENS MGT N AMER NTH AMERICA LARGE CAP EQUITY INDEX FUND DE B in DTC Citi 908 a/c FISMA & OMB Memorandum M-07-16 and that L&G" continuously held more than $2000 worth of Disney common stock for more than one year prior to that date.

Yours sincerely,

Steve Hare
Vice President
Section Manager
London Client Services GTS Client Delivery EMEA